SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

Leonard Chazen, Esq.

Stephen A. Infante, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe” or the “Company”). The address of the principal executive offices of the Company is 4645 Morena Boulevard, San Diego, California 92117, and its telephone number is (858) 587-1500.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.01 par value per share, of the Company (the “Common Stock”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement dated as of August 13, 2008 between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”). As of the close of business on August 11, 2009, there were 21,057,991 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.charlotterusse.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Advent CR, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 31, 2009 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock, including the associated Rights, at a purchase price of $17.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2009. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 24, 2009 (together with any amendments and supplements thereto, the “merger agreement”), among Parent, Purchaser and the Company. The merger agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “merger” and together with the Offer and the other transactions contemplated by the merger agreement, the “Contemplated Transactions”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (i) the Company, Parent, Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. A copy of the merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Monday, September 28, 2009, subject to extension in certain circumstances as permitted by the merger agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

According to the Schedule TO, the address of the principal executive offices of Parent and the Purchaser is 75 State Street, Boston, MA 02109 and their telephone number is (617) 951-9400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the merger agreement to designate persons to the board of directors of the Company after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”) and has acquired a majority of the Common Stock pursuant to the Offer. Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of its board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the merger agreement and the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”; “Compensation Discussion and Analysis”; “Summary Compensation Table”; “Grants of Plan-Based Awards”; “Outstanding Equity Awards at Fiscal Year-End Table”; “Option Exercises and Stock Vested”; “Employment and Change in Control Agreements”; “Potential Payments Upon Termination or Change in Control”; “Director Compensation”; “Policies and Procedures with respect to Related Party Transactions”; “Certain Transactions”; and “Independence of the Board of Directors and its Committees”.

Treatment of Restricted Stock Awards; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer

Pursuant to the merger agreement, each award of restricted Common Stock granted under the Company’s 1999 Equity Incentive Plan or 2009 Equity Incentive Plan (the “Company Stock Plans”), including any restricted stock unit or performance stock unit award (a “Restricted Stock Award”), with respect to which the restrictions have not lapsed that is outstanding immediately following the Acceptance Time will have its forfeiture provisions lapse as of the Acceptance Time and the shares of Common Stock, as applicable, underlying such Restricted Stock Award will be treated in the same manner as the other outstanding shares of Common Stock issued and outstanding immediately following the Acceptance Time. Therefore, if the directors and executive officers of Charlotte Russe who own shares of Common Stock and hold Restricted Stock Awards tender their shares of Common Stock, including shares of Common Stock underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, they will receive the same cash consideration with respect to such shares on the same terms and conditions as the other stockholders of Charlotte Russe.

As of August 11, 2009, the directors and executive officers of Charlotte Russe beneficially owned, in the aggregate, 320,811 shares of Common Stock, excluding shares issuable upon exercise of options which are discussed below, and including Restricted Stock Awards for 279,834 shares of Common Stock subject to forfeiture provisions. If the directors and executive officers were to tender all 320,811 of those shares of Common Stock, including all 279,834 shares of Common Stock underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $5,614,192.50 in cash pursuant to tenders into the Offer. The beneficial ownership of shares of Common Stock, including Restricted Stock Awards held by each director and executive officer, is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Grants of Plan-Based Awards” and “Outstanding Equity Awards at Fiscal Year-End Table”. The table below sets forth the number of shares of Common Stock (not including Company Stock Options (as defined below)), including the number of shares of Common Stock underlying Restricted Stock Awards that will no longer be subject to forfeiture provisions, held by the directors and executive officers of Charlotte Russe and the amount of cash consideration they will receive for those shares, assuming that the Effective Time was on August 11, 2009.

Director/Executive Officer	Number of Shares of Common Stock Owned	Cash Consideration for Shares of Common Stock Owned
Michael J. Blitzer	7,500	$131,250.00
Paul R. Del Rossi	9,000	$157,500.00
Emilia Fabricant	46,000	$805,000.00
John D. Goodman	144,500	$2,528,750.00
Herbert J. Kleinberger	7,500	$131,250.00
Leonard H. Mogil	26,750	$468,125.00
Jennifer C. Salopek	7,500	$131,250.00
Frederick G. Silny	—	—
Sandra Tillett	20,000	$350,000.00
Edward Wong	52,061	$911,067.50
All directors and executive officers as a group (10 persons)	320,811	$5,614,192.50

Acceleration of Option Vesting; Treatment of Options

Pursuant to the merger agreement, the Company will terminate the Company Stock Plans effective as of the Effective Time. In addition, pursuant to the merger agreement and in accordance with the terms of the Company Stock Plans, each option to purchase Common Stock (a “Company Stock Option”) under the Company Stock Plans that is outstanding and unexercised as of immediately prior to the Effective Time, will become fully vested immediately prior to the Effective Time. Each Company Stock Option outstanding and unexercised as of immediately prior to the Effective Time shall, at the Effective Time, be canceled, and each holder thereof shall be entitled to receive from the surviving corporation as soon as practicable following the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to (A) the excess, if any, of (i) the Offer Price over the per share exercise or “strike” price of such Company Stock Option (the “Exercise Price”), multiplied by (ii) the number of shares subject to such Company Stock Option immediately prior to the Effective Time, less (B) any applicable withholdings for taxes (the “Option Spread Value”). Any unexercised Company Stock Option with an exercise price equal to or greater than the Offer Price shall be canceled without payment.

As of August 11, 2009, the directors and executive officers of Charlotte Russe held, in the aggregate, certain Company Stock Options to purchase 864,350 shares of Common Stock, including unvested options to purchase 677,292 shares of Common Stock. Assuming the Effective Time occurs on August 11, 2009, the directors and executive officers holding such Company Stock Options would be entitled to an aggregate Option Spread Value equal to $6,075,655.00. The beneficial ownership of Company Stock Options held by each director and executive officer is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Grants of Plan Based Awards” and “Outstanding Equity Awards at Fiscal Year-End Table”.

The table below sets forth information regarding the vested and unvested Company Stock Options held by the Company’s directors and executive officers as of August 11, 2009 that, if having an Exercise Price per share less than the Offer Price, will be cancelled at the Effective Time in exchange for the right to receive the Option Spread Value. In addition, the table sets forth the applicable Option Spread Value to which the holders of such Company Stock Options will be entitled to receive at the Effective Time. Pursuant to the terms of the merger agreement, the vesting of the unvested Company Stock Options will be accelerated in connection with the merger. The table below reflects the number of vested and otherwise unvested options held by the Company’s directors and executive officers, assuming the Effective Time occurs on August 11, 2009 and reflects the gross amount payable to the Company’s directors and executive officers for the Option Spread Value (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Adjusted Exercise Price Per Share	Option Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Adjusted Exercise Price Per Share	Option Spread Value from Unvested Options	Total Option Spread Value
Michael J. Blitzer	11,500	$20.96	—	17,500	$15.44	$66,000.00	$66,000.00
Paul R. Del Rossi	19,300	$22.54	$4,675.00	12,500	$12.22	$66,000.00	$70,675.00
Emilia Fabricant	—	—	—	128,500	$8.15	$1,201,475.00	$1,201,475.00
John D. Goodman	—	—	—	200,000	$8.15	$1,870,000.00	$1,870,000.00
Herbert J. Kleinberger	10,875	$17.18	$13,212.50	18,125	$12.92	$82,987.50	$96,200.00
Leonard H. Mogil	67,950	$17.11	$176,750.00	12,500	$12.22	$66,000.00	$242,750.00
Jennifer C. Salopek	19,100	$21.06	$4,275.00	15,000	$13.01	$67,425.00	$71,700.00
Frederick G. Silny	—	—	—	173,500	$6.45	$1,917,175.00	$1,917,175.00
Sandra Tillett	3,333	$17.80	—	26,667	$12.36	$139,000.00	$139,000.00
Edward Wong	55,000	$20.33	$86,390.00	73,000	$15.41	$314,290.00	$400,680.00
All directors and executive officers as a group (10 persons)	187,058	$19.27	$285,302.50	677,292	$9.24	$5,790,352.50	$6,075,655.00

Potential Severance Payments Upon Termination

The Company’s offer letters with Mr. Goodman, our Chief Executive Officer, Ms. Fabricant, our President and Chief Merchandising Officer and Mr. Silny, our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary each provide that, if any of these executive officers’ employment is terminated without cause or the executive officer terminates employment for good reason, the executive officer is entitled to (i) 24 months (12 months in the case of Mr. Silny) of continued payment of his or her annual base salary in effect at the time of termination, (ii) a pro-rated bonus for the fiscal year in which the termination occurs equal to the bonus that would have been paid had the executive officer remained employed through the time such bonus is paid out, multiplied by a fraction equal to the number of days elapsed since the commencement of the applicable fiscal year (as of the date of termination) divided by 360, and all the earned, but unpaid bonuses with respect to the fiscal years preceding the fiscal year of termination, (iii) allowance of the exercise of all such executive officer’s vested Company Stock Options for a period of 6 months following such termination (but not to exceed the original term of such options), and (iv) the provision of continued health insurance benefits for 24 months (12 months in the case of Mr. Silny) post termination, in each case subject to any required delays pursuant to Section 409A of the Internal Revenue Code (the “Code”) and provided certain conditions are met and subject to reduction due to interim earnings during the severance period or cessation in the event of obtaining new employment of equal or higher compensation prior to the end of the severance period.

The Company’s employment agreement, as amended, with Mr. Wong, our Chief Operating Officer, provides that, upon termination by us without cause, we will continue to pay his base salary for a period of 12 months following such termination, subject to any required delays pursuant to Section 409A of the Code, provided certain conditions are met and subject to reduction due to interim earnings during the severance period or cessation in the event of obtaining new employment of equal or higher compensation prior to the end of the severance period.

The Company’s employment agreement with Ms. Tillett, our Executive Vice President, Store Operations, provides that, upon termination by us without cause, we will continue to pay her base salary for a period of 12 months following such termination, subject to any required delays pursuant to Section 409A of the Code, provided certain conditions are met and subject to reduction due to interim earnings during the severance period or cessation in the event of obtaining new employment of equal or higher compensation prior to the end of the severance period.

The following table sets forth potential severance payments to our executive officers upon a termination without cause by the Company or for good reason by such executive officer, assuming such termination occurred as of August 11, 2009. The table reflects alternative projections of potential cash severance payments for Mr. Goodman, Ms. Fabricant and Mr. Silny as a component of their total severance payment is dependent upon a performance based bonus in accordance with the Company’s Executive Officer Compensation Program.

Name	Severance Payment for Termination Without Cause or for Good Reason at Minimum Bonus Level(1)	Severance Payment for Termination Without Cause or for Good Reason at Midpoint Bonus Level(2)	Severance Payment for Termination Without Cause or for Good Reason at Maximum Bonus Level(3)	Health Insurance Benefits Continuation
John D. Goodman	$2,196,250.00	$2,592,500.00	$2,988,750.00	$26,158.00
Emilia Fabricant	$1,464,166.67	$1,596,250.00	$1,728,333.33	$26,158.00
Frederick G. Silny	$523,277.78	$611,333.33	$752,222.22	$4,321.00
Edward Wong	$500,000.00	$500,000.00	$500,000.00	—
Sandra Tillett	$350,000.00	$350,000.00	$350,000.00	—

(1)	Such amounts for Mr. Goodman, Ms. Fabricant and Mr. Silny assume a minimum level annual cash incentive bonus in accordance with the Company’s Executive Officer Compensation Program.
(2)	Such amounts for Mr. Goodman, Ms. Fabricant and Mr. Silny assume a midpoint level annual cash incentive bonus in accordance with the Company’s Executive Officer Compensation Program.
(3)	Such amounts for Mr. Goodman, Ms. Fabricant and Mr. Silny assume a maximum level annual cash incentive bonus in accordance with the Company’s Executive Officer Compensation Program.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of certain material payments and benefits payable to Charlotte Russe’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates”. The table includes the value of shares owned assuming the executive officers tender all of the shares of Common Stock, including all shares of Common Stock underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, the Option Spread Value for Company Stock Options and the value of potential severance payments. Amounts shown in the table are estimates. All other amounts are based on, among other things, each executive officer’s and director’s compensation, stock holdings and restricted stock award holdings as of August 11, 2009 and option holdings as of August 11, 2009, and assume that each executive officer will receive the maximum amount of severance payments under his or her employment agreement. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Name	Value of Shares Owned, including Shares Underlying Restricted Stock Awards	Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Total Severance Payments, including Health Insurance Benefits Continuation(1)	Total
Michael J. Blitzer	$131,250.00	—	$66,000.00	—	$197,250.00
Paul R. Del Rossi	$157,500.00	$4,675.00	$66,000.00	—	$228,175.00
Emilia Fabricant	$805,000.00	—	$1,201,475.00	$1,622,408.00	$3,628,883.00
John D. Goodman	$2,528,750.00	—	$1,870,000.00	$2,618,658.00	$7,017,408.00
Herbert J. Kleinberger	$131,250.00	$13,212.50	$82,987.50	—	$227,450.00
Leonard H. Mogil	$468,125.00	$176,750.00	$66,000.00	—	$710,875.00
Jennifer C. Salopek	$131,250.00	$4,275.00	$67,425.00	—	$202,950.00
Frederick G. Silny	—	—	$1,917,175.00	$615,654.33	$2,532,829.33
Sandra Tillett	$350,000.00	—	$139,000.00	$350,000.00	$839,000.00
Edward Wong	$911,067.50	$86,390.00	$314,290.00	$500,000.00	$1,811,747.50
All directors and executive officers as a group (10 persons)	$5,614,192.50	$285,302.50	$5,790,352.50	$5,706,720.33	$17,396,567.83

(1)	The severance payments for Mr. Goodman, Ms. Fabricant and Mr. Silny assume a midpoint level annual cash incentive bonus in accordance with the Company’s Executive Officer Compensation Program.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under the DGCL.

The Company also has entered into indemnification agreements with each of its directors and executive officers which provide that the Company is required, subject to certain limitations, to indemnify each of its directors and executive officers that are parties to such an indemnification agreement to the fullest extent authorized or permitted by the provisions of the Charter and the DGCL against losses incurred in connection with certain claims in their capacities as agents of the Company. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(5) hereto, which is incorporated herein by reference.

The merger agreement provides that through the sixth anniversary of the Effective Time (a) all rights to indemnification by the Company in favor of each person who has been or becomes at any time before the Effective Time, an officer, director or employee of the Company or a subsidiary or acts as a fiduciary under a Company employee benefit plan, as provided in the Company’s Charter, Amended and Restated Bylaws (“Bylaws”) and pursuant to any other agreement in effect on the Effective Date (each an “Indemnified Party”) will survive the merger and remain in full force and effect, but only to the extent related to actions or omissions prior to the Effective Time and (b) Parent and the surviving corporation, to the full extent permitted under applicable law, will indemnify each Indemnified Party for losses, claims and damages that are related to such Indemnified Party’s actions or omissions prior to the Effective Time.

The merger agreement further provides that through the sixth anniversary of the Effective Time, Parent will cause the surviving corporation in the merger to maintain in effect the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s insurance policy in place covering its directors and officers from loss arising from the performance of their duties with or on behalf of the Company (the “D&O Insurance Policy”) for the benefit of the Company’s directors and officers that are insured under the D&O Insurance Policy, but only to the extent related to actions and omissions prior to the Effective Time; provided, however, that in no event shall Parent or the surviving corporation be required to expend an aggregate amount in excess of 300% of the annual premium currently payable by the Company with respect to the D&O Insurance Policy (the “Maximum Amount”). The merger agreement provides further that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent shall maintain as much coverage as is reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance Policy by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the D&O Insurance Policy.

Representation on the Board of Directors

The merger agreement provides that after the Acceptance Time and once Purchaser has acquired a majority of the Common Stock pursuant to the Offer, Purchaser will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by Purchaser or any other subsidiary of Parent, and having a denominator equal to the total number of shares of Common Stock then issued and outstanding. Charlotte Russe has agreed to use its reasonable best efforts to enable Purchaser’s designees to be elected or designated to the board of directors and commercially reasonable efforts, if requested by Parent or Purchaser, to seek and accept resignations of incumbent directors and/or to increase the size of the board of directors, to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, Charlotte Russe must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the Nasdaq Marketplace Rules, on each committee of the board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the effective time of the merger (the “Effective Time”), the Company will cause the board of directors to maintain two directors who were directors prior to the execution of the merger agreement, each of whom is not an officer of the Company or any subsidiary of the Company (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Directors shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be an Independent Director for purposes of the merger agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, any Company subsidiary, Parent or Purchaser, and such persons shall be deemed to be Independent Directors.

After the election or appointment of Parent’s designees to Charlotte Russe’s board of directors, the affirmative vote of all of the Independent Directors then in office shall (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter, the Bylaws or applicable law), be required for the Company to:

•	amend or terminate the merger agreement;

•	extend the time for performance of any obligation or action by Parent or Purchaser under the merger agreement; or

•	waive or exercise any of the Company’s rights under the merger agreement.

The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated by reference.

Employee Benefit Matters

The merger agreement provides that Parent will honor in accordance with their terms all Company employee benefit plans and certain employment and severance agreements and all accrued benefits vested thereunder and that, for six months following the Effective Time, Parent will provide or cause to be provided to employees of the Company and the Company subsidiaries employee benefits that are in the aggregate no less favorable than those benefits currently provided by the Company and its subsidiaries (except with respect to benefits offered pursuant to a Company equity-based plan, stock purchase plan, defined benefit pension plan, or retiree health and welfare plan).

For the purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent and its subsidiaries (including the surviving corporation) (the “Parent Plans”), Parent shall, or shall cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service with the Company and its affiliates of each person who is an employee or former employee of the Company or its subsidiaries immediately prior to the Effective Time (a “Company Employee”) as service rendered to Parent or Parent’s subsidiaries. Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the closing of the merger occurs, to the extent that, following the Effective Time, they participate in any other plan for which deductibles or co-payments are required. Parent shall also cause each Parent Plan in which Company Employees participate to waive any preexisting condition that was waived under the terms of any Company employee benefit plan immediately prior to the Effective Time or waiting period limitation that would otherwise be applicable to a Company Employee on or after the Effective Time. Additionally, following the Effective Time, Parent shall recognize any accrued but unused vacation, sick leave and sabbatical time of the Company Employees under the Company’s employee benefit plans.

The foregoing summary concerning employee benefit matters does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and its Affiliates.

Merger Agreement

The summary of the material provisions of the merger agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The merger agreement contains representations and warranties that the Company, Parent and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the merger agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of factus or condition of the Company, Parent, Purchaser or any of their respective affiliates.

Guarantees

On August 24, 2009, simultaneously with the execution of the merger agreement, Advent International Corporation, an affiliate of Parent and the Purchaser (“Advent”), in its capacity as manager of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE VI-G Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership (collectively, the “Sponsor Funds”), provided a commitment letter to Parent and Purchaser obligating the Sponsor Funds to provide funds to Parent and Purchaser sufficient to permit Parent and Purchaser to pay the consideration in the Offer and the merger and to pay certain other monetary obligations that may be owed pursuant to the merger agreement, respectively (the “Commitment Letter”). In addition, on August 24, 2009, simultaneous with the execution of the merger agreement and the Commitment Letter, the Sponsor Funds have also provided the Company with two Guarantees (the “Guarantees”) in favor of the Company guaranteeing the payment of certain monetary obligations that may be owed pursuant to the merger agreement, including funds related to any specific performance remedy pursued by the Company in the event of a breach of the merger agreement (the “Total Obligations”). Under the terms of the Guarantees, (i) Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership jointly and severally guarantee the payment of 98.13% of the Total Obligations and (ii) Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership guarantee 1.87% of the Total Obligations. The Total Obligations under the Guarantees are subject to an aggregate limit of $380,283,529.80 (or $390,109,029.80, in the event that specific performance is found in a judicial determination (or settlement tantamount thereto) to be required pursuant to the terms and conditions of the merger agreement). Such summary is qualified in its entirety by reference to the Guarantees, which are filed as Exhibits (e)(2) and (e)(3) respectively hereto and are incorporated herein by reference.

Confidentiality Agreement

On March 16, 2009, the Company and Advent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and its respective representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Advent and its affiliates and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, until the earlier of the consummation of the merger or one year from the date of the confidentiality agreement, Advent agreed, subject to certain exceptions, that it would not (a) solicit for hire or employ any person employed by the Company or any of its subsidiaries in an executive or significant managerial, financial, sales, marketing, advertising merchandising, sourcing or buying position or (b) unless specifically invited in writing in advance by the board of directors of the Company, effect, seek, offer or propose, whether publicly or otherwise, and whether alone or as a part of a group, (i) the acquisition of more than 3% of the equity securities of the Company or a substantial portion of the assets of the Company, (ii) any tender or exchange offer or merger or business combination of the Company, (iii) any recapitalization, restructuring, liquidation dissolution or other extraordinary transaction involving the Company or (iv) any solicitation of proxies or consents to vote the securities of the Company. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

(c) Arrangements among Purchaser, Parent and Certain Executive Officers of the Company.

Employment Arrangement Term Sheets

On August 24, 2009, the Company’s board of directors and compensation committee approved certain non-binding employment arrangement term sheets (the “Term Sheets”) offered by Parent and Purchaser to each of the Company’s executive officers. Pursuant to the Term Sheets, Parent and the Purchaser have offered (a) to cause the surviving corporation to reaffirm the terms of each executive officer’s existing employment offer letter with the Company and continue to employ each such executive under such terms and (b) each executive officer the opportunity to co-invest up to 100% of such executive’s after-tax transaction proceeds in the same securities of the surviving corporation and at the same price as Parent; provided that such securities will be subject to certain rights and obligations set forth in a customary shareholder’s agreement.

Mr. Goodman’s Term Sheet also offers him options to purchase (a) 375,000 shares of the common stock of Parent (out of 100,000,000 shares of Parent’s common stock on a fully diluted basis) with an exercise price equal to the Offer Price, vesting in equal annual installments on the anniversary of the grant date over 5 years, subject to Mr. Goodman’s continued employment and (b) 375,000 shares of the common stock of Parent with an exercise price equal to the Offer Price, vesting upon a liquidity event through which Parent receives net proceeds exceeding 2.0 times its aggregate investment in the Company in connection with the Contemplated Transactions, subject to Mr. Goodman’s continued employment and certain additional terms and conditions.

Mr. Silny’s Term Sheet also offers him options to purchase (a) 250,000 shares of the common stock of Parent (out of 100,000,000 shares of Parent’s common stock on a fully diluted basis) with an exercise price equal to the Offer Price, vesting in equal annual installments on the anniversary of the grant date over 5 years, subject to Mr. Silny’s continued employment and (b) 250,000 shares of the common stock of Parent with an exercise price equal to the Offer Price, vesting upon a liquidity event through which Parent receives net proceeds exceeding 2.0 times its aggregate investment in the Company in connection with the Contemplated Transactions, subject to Mr. Silny’s continued employment and certain additional terms and conditions.

Ms. Tillett’s Term Sheet also offers her options to purchase (a) 125,000 shares of the common stock of Parent (out of 100,000,000 shares of Parent’s common stock on a fully diluted basis) with an exercise price equal to the Offer Price, vesting in equal annual installments on the anniversary of the grant date over 5 years, subject to Ms. Tillett’s continued employment and (b) 200,000 shares of the common stock of Parent with an exercise price equal to the Offer Price, with 100,000 of such shares vesting upon a liquidity event through which Parent receives net proceeds exceeding 2.0 times its investment in the Company in connection with the Contemplated Transactions and 100,000 of such shares vesting upon a liquidity event through which Parent receives net proceeds exceeding 3.0 times its aggregate investment in the Company in connection with the Contemplated Transactions, subject to Ms. Tillett’s continued employment and certain additional terms and conditions.

Such summary and description is qualified in its entirety by reference to the Term Sheets, which are filed as Exhibits (e)(12) through (e)(16) hereto and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On August 23, 2009, the board of directors, based upon, among other things, the recommendation of a special committee of independent directors, has unanimously (i) approved and declared it advisable that the Company enter into the merger agreement, (ii) determined that the terms of the Offer, the merger and the other Contemplated Transactions are advisable and fair to, and in the best interests of, Charlotte Russe and its stockholders, (iii) approved the merger agreement, approved the Contemplated Transactions and recommended that Charlotte Russe’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement and (iv) approved all other actions necessary to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar statute or regulation.

A press release, dated August 24, 2009, issued by Charlotte Russe announcing the Offer, is included as Exhibit (a)(1)(G) to this Schedule 14D-9, and is incorporated herein by reference.

(i) Background of the Offer

The following information was prepared by Parent and Charlotte Russe. Information about Charlotte Russe was provided by Charlotte Russe, and Advent, Parent and Purchaser do not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Parent or its representatives did not participate. Information about Advent, Parent and the Purchaser was provided by Advent, Parent and the Purchaser, and Charlotte Russe does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Charlotte Russe or its representatives did not participate.

Charlotte Russe is a mall-based specialty retailer of fashionable, value-priced apparel and accessories. The Company is focused on providing exciting, fashion-forward merchandise that appeals to customers across age and socioeconomic boundaries, with a core emphasis on the lifestyle trends of young women in their teens and twenties. The Company’s stores offer merchandise at value-oriented prices and the majority of its merchandise is sold under our proprietary Charlotte Russe labels, including Charlotte Russe, Refuge and blu Chic. The remainder of the Company’s merchandise consists of nationally-recognized brands popular with our customers. As of August 31, 2009, we operated 500 Charlotte Russe stores throughout 45 states and Puerto Rico.

In late 2007, Allan W. Karp and KarpReilly LLC (referred to, together with their affiliates, as “KarpReilly”) contacted the then chairman of the Company’s board of directors, and subsequently sent a letter to the board of directors on November 20, 2007 in which KarpReilly expressed an interest in acquiring Charlotte Russe. Charlotte Russe, through its legal advisors, replied orally to KarpReilly’s letter and indicated that the Company was not interested in pursuing a transaction at that time.

In early 2008, the Company’s board of directors began a comprehensive review of the Company’s business model, performance and strategic direction. The review highlighted numerous potential opportunities to improve operational performance and profitability, capitalize on new growth opportunities, and maximize shareholder returns. Based on these findings, the board of directors initiated the development of a new strategic plan aimed at transforming Charlotte Russe into a high-performing, top-tier specialty retailer.

In February 2008, after evaluating the Company’s cash position and capital structure, the Company’s board of directors approved and the Company initiated a modified “Dutch Auction” tender offer. The board of directors determined that repurchasing the Company’s shares in the tender offer was an attractive and prudent use of the Company’s strong cash position, allowing the Company to return value to its stockholders while maintaining flexibility to achieve its growth objectives. The Company completed the tender offer in April 2008 and accepted 4,080,000 shares for purchase at a price of $18.00 per share, for a total cost of $73,440,000.00, excluding fees and expenses. The shares purchased in the tender offer represented 16.3 percent of the Company’s total shares outstanding as of the completion of the offer.

On July 21, 2008, the Company announced the retirement of Mark Hoffman as Chief Executive Officer and the appointment of Leonard Mogil as interim Chief Executive Officer, while the Company conducted a search for a permanent Chief Executive Officer. Two other members of senior management resigned on July 30, 2008. On August 14, 2008, the Company announced that the board of directors approved the adoption of a rights plan designed to enable all Charlotte Russe stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire the Company. The rights plan was not adopted in response to any specific proposal and was not intended to prevent a takeover of Charlotte Russe, but was intended to deter any attempt to acquire Charlotte Russe in a manner or on terms not approved by the board of directors and, in some cases, the stockholders.

In August 2008, representatives of Advent had discussions with members of the board of directors and advisors to the Company, in which Advent expressed an interest in acquiring the Company. Advent stated in an

August 27, 2008 letter to the chairman of the board of directors that “Advent is a long term investor and as such recognizes that the share price is near its 52 week low and we are prepared to value the business based upon its intrinsic value.” The closing price for Charlotte Russe shares on August 27, 2008 was $12.37. The Company did not respond to this letter and had no further contacts with Advent regarding a possible acquisition until January 2009.

On November 12, 2008, the Company announced the hiring of John D. Goodman as Chief Executive Officer, Emilia Fabricant as President and Chief Merchandising Officer and Frederick G. Silny as Executive Vice President and Chief Financial Officer. Mr. Goodman and Ms. Fabricant were also named to the board of directors.

That same day, KarpReilly and H.I.G. Capital, LLC (“HIG” and together with KarpReilly, the “KarpReilly Group”), submitted a proposal to the board of directors to acquire all the outstanding shares of Charlotte Russe at a valuation range of between $9.00 and $9.50 per share in an all-cash transaction (the “KarpReilly Proposal”). The KarpReilly Proposal was publicly announced in a press release issued by KarpReilly and HIG on November 12, 2008.

On November 17, 2008, the board of directors convened a meeting to consider the KarpReilly Proposal. At the meeting the board of directors adopted a resolution appointing a special committee of independent directors (the “Special Committee”), consisting of Michael J. Blitzer, Paul R. Del Rossi, Herbert J. Kleinberger and Jennifer C. Salopek, to consider the actions that should be taken by the Company in response to the KarpReilly Proposal and any other matters related to a possible acquisition of the Company or a controlling interest in the Company. The Special Committee was authorized to take any actions that may be taken by the board of directors with respect to the foregoing matters or, in the discretion of the Special Committee, to request the approval of the board of directors regarding any such actions.

In its Schedule 13D filed November 18, 2008, the KarpReilly Group stated that Charlotte Russe’s reported earnings and expected future results reflected in a press release issued by Charlotte Russe on November 12, 2008 were significantly below the KarpReilly Group’s prior expectations and that, depending on their analysis of the reasons for these financial results, the KarpReilly Group expected to pursue the acquisition of Charlotte Russe, although possibly at a lower valuation.

The Special Committee convened a meeting on November 18, 2008 after the filing of the KarpReilly Group Schedule 13D that day. At that meeting the Special Committee appointed Ms. Jennifer C. Salopek as chair and Covington & Burling LLP (“Covington”) as its counsel. Following presentations by Covington and Cowen and Company, LLC (“Cowen”), financial advisor to the Company, the Special Committee unanimously adopted a resolution that the KarpReilly Proposal was not in the best interests of the Company or its stockholders, and that it was not in their best interests for the Company to enter into negotiations with KarpReilly regarding its proposal. On November 19, 2008, the Company issued a press release stating that the board of directors had determined that the KarpReilly Proposal was not in the best interests of the stockholders of Charlotte Russe, and that it was not in the best interests of the stockholders to enter into discussions with the KarpReilly Group. The KarpReilly Proposal was withdrawn in a Schedule 13D/A filed on November 24, 2008.

On December 4, 2008, the board of directors amended the Company’s Amended and Restated Bylaws to establish certain procedures to provide notice of business at the Company’s annual stockholder meetings and to set forth certain requirements and procedures with respect to special meetings of stockholders. The amendment also provided that any stockholder seeking to have the stockholders take corporate action by written consent must request that the board of directors fix a record date. On January 8, 2009, Mr. Blitzer and Ms. Salopek met in New York City, at Advent’s request, with representatives of Advent who expressed interest in making an investment in the Company or acquiring the Company.

On January 13, 2009, Advent sent a letter to Ms. Salopek confirming its interest in an acquisition of the Company. The Advent letter stated: “Based on public information, we would value the Company in an acquisition of 100% of the outstanding shares on a per share basis of between $10.00 and $12.50.”

At a meeting held on January 14, 2009, the Special Committee discussed Advent’s expression of interest, as well as expressions of interest it had received earlier from two other parties, and the possibility of engaging in a review of strategic alternatives. This review of strategic alternatives, which would consider a possible sale of the Company as well as other strategic transactions, would be distinct from the comprehensive review of the Company’s business model, performance and strategic direction which had been initiated in early 2008. The participants reviewed then current information regarding the Company’s financial results for the first quarter, which indicated that the Company’s financial performance in the first quarter would be substantially below market expectations. In the light of these anticipated results, and the overall climate for the economy and the retail industry, they considered the ability of the Company to carry out its business strategy, the likely timing for accomplishing this objective, the impact that the report of the Company’s financial results would have on investors’ perception of the Company and their willingness to support the Company’s pursuit of its existing business strategy as an independent public corporation, and the possibility that the board of directors would face a proxy contest at the Company’s 2009 annual meeting of stockholders. They also reviewed with representatives of Cowen the effect that the Company’s first quarter results and the industry climate were likely to have on the interest of potential acquirors in the Company. The members of the Special Committee concluded that a review of strategic alternatives would be in the best interests of the Company and its stockholders, but that a decision on whether to engage in a review of strategic alternatives should be made at the full board meeting to be held the following week, after receiving a presentation from management on the Company’s financial performance in the first quarter of the fiscal year and its prospects for the balance of the year. The members of the Special Committee determined that if the Company were to undertake a review of strategic alternatives, the Company should issue a press release indicating that the board of directors was exploring strategic alternatives and then initiate a process that would include allowing a broad range of potential purchasers to make bids to acquire the Company.

A meeting of the full board of directors was convened on January 19, 2009. In addition to members of the board of directors, the meeting was attended by Mr. Silny and representatives of Company counsel, Cooley Godward Kronish LLP (“Cooley”), Covington and Cowen. Following a presentation on the Company’s financial performance in the first quarter and prospects for the balance of the fiscal year, and presentations by Cooley, Covington and Cowen, the board of directors adopted resolutions to take the following actions: (i) increase the size of the Special Committee by one member and elect Leonard Mogil to fill the vacancy on the Special Committee, (ii) engage in an exploration of a full range of strategic alternatives to enhance stockholder value, including a possible sale of the Company and (iii) make a public announcement of the decision to explore strategic alternatives. On January 21, 2009, Charlotte Russe issued a press release announcing “that its Board of Directors is engaged in a process to evaluate strategic alternatives, including a possible sale of the Company.”

In February and March 2009, the Company and Cowen prepared drafts of a confidential offering memorandum and financial model of the Company to be used in the sale process and reviewed these documents with the board of directors, management and counsel. On March 12, 2009, the Company issued a press release announcing that the board of directors had instructed Cowen to initiate a sale process as part of the Company’s previously announced review of strategic alternatives. Beginning March 11, 2009, Cowen contacted a total of 79 parties who, it believed, might be interested in acquiring the Company. Forty of these parties signed confidentiality agreements and received copies of the confidential offering memorandum and financial model. These parties were invited to submit preliminary, non-binding indications of interest in acquiring the Company by April 17, 2009.

On March 5, 2009, Allan W. Karp sent a notice to the Company indicating that he intended to nominate his own slate of three nominees to the board of directors at its 2009 annual meeting of stockholders. On March 13, 2009, KarpReilly filed a preliminary proxy statement nominating three candidates for election as directors at the annual meeting. KarpReilly’s preliminary and definitive proxy statements stated: “We are skeptical of the Board’s current process to pursue a sale of the Company.” The Company’s definitive proxy statement, filed on March 23, 2009 stated: “We believe that notwithstanding the current adverse economic conditions and Charlotte Russe’s recent financial performance, a sale process at the present time is in the best interests of stockholders because we believe that a properly conducted sale process can potentially result in a transaction that fully reflects Charlotte Russe’s value.”

On April 16, 2009, the Company announced that the proxy voting advisory firms RiskMetrics Group (formerly ISS) and Glass Lewis & Co. both recommended that Charlotte Russe shareholders vote for all the Company’s nominees to the board of directors at the 2009 annual meeting. That same day KarpReilly issued a press release announcing that it was withdrawing its slate of three director nominees for election to the board of directors.

By April 17, 2009, Cowen had received preliminary indications of interest from five parties, including Advent. Each of these parties indicated a per share range of consideration in cash or stock that it would pay to acquire the Company. Advent submitted an indication of interest at $13.00 to $15.00 per share in cash. A second party who later submitted a bid (“Bidder B”) submitted an indication of interest at $14.00 to $15.00 per share in cash. Three other parties submitted indications of interest at $10.50 to $11.00 per share in cash, $10.00 to $12.00 per share in cash, and $10.00 to $12.00 per share in cash and stock, respectively. Cowen reviewed these indications of interest with the directors at an April 21, 2009 board meeting that was also attended by Mr. Silny and representatives of Cooley and Covington. As part of its presentation, Cowen also reviewed the recent performance of the Company’s stock relative to other publicly-traded apparel retailers in its market segment, analyst expectations regarding the Company’s financial performance, and the market valuation of such other apparel retailers based on various financial metrics. The board of directors also received presentations from representatives of Cooley and Covington on the directors’ fiduciary duties. The board of directors then determined to proceed with the sale process, and approved further communications by Cowen to each of the five parties that had submitted indications of interest. Based on these communications, three of the parties proceeded into the next stage of the sale process.

Between April 21 and June 10, 2009, the three interested parties conducted due diligence on the Company and attended presentations by the Company’s management. Each of these parties also was sent a form of merger agreement and bid instruction letter, which instructed them to make a written submission by June 10, 2009 containing an offer to acquire 100% of the equity of the Company with a mark-up of the form of merger agreement, showing any changes that the bidder proposed to make. One of the three interested parties elected not to submit a proposal. In late May 2009, Cowen was contacted on behalf of an additional party which expressed interest in acquiring the Company. The additional party subsequently signed a confidentiality agreement but when it was advised that in order to participate in the sale process it would have to submit a written offer by June 10, 2009, it elected not to participate.

At a regularly-scheduled board meeting held on June 9, 2009, Cowen reviewed the status of the sale process and representatives of Cooley and Covington advised the directors on their fiduciary duties in connection with the sale process. The Board also reviewed with management the Company’s recent financial performance and projections for the balance of its fiscal year.

By June 12, 2009, Advent and Bidder B had submitted written proposals to acquire the Company, which were reviewed at a June 12 board meeting at which representatives of Covington, Cooley, and Cowen participated.

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Advent submitted a written proposal to acquire 100% of the Company’s Common Stock at $13.00 per share in cash. Advent submitted a revised draft merger agreement detailing its comments on the Company’s proposed form, and described the due diligence that it required to be completed prior to entering into the definitive merger agreement. Advent’s proposal was not subject to a financing contingency and requested a 21-day exclusive negotiation period.

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Bidder B submitted a written proposal to acquire 100% of the Company’s Common Stock at $14.50 per share in cash. The proposal was subject to a financing contingency, as well as completion of due diligence. The offer also described changes that Bidder B requested to the Company’s proposed form of merger agreement. Bidder B’s proposal requested an exclusive negotiation period until July 10, 2009.

At an in-person meeting of the Special Committee held on June 10, 2009 and a telephonic meeting of the Special Committee held on June 14, 2009, the members of the Special Committee discussed whether future decisions regarding the sale process should be made by the Special Committee, rather than the full board of directors. The discussion of this question at the June 14 meeting included the fact that Bidder B had indicated a desire to “partner” with management. The members of the Special Committee decided at the June 14, 2009 meeting that it was permissible for the management directors to continue to participate in board decisions regarding the sale process at that time, since the board of directors was seeking to encourage both participants to strengthen their bids, and was not yet at the point of selecting a single bidder with which to negotiate an agreement. At a telephonic meeting of the board of directors held on June 14, 2009, Cowen reviewed the status of discussions with Advent and Bidder B; representatives of Cooley and Covington provided a detailed comparison of the bids submitted by Advent and Bidder B; and the board of directors confirmed the decision of the Special Committee that decisions regarding the sale process should continue to be made by the full board of directors for the time being.

Between June 12 and June 19, 2009, Cowen engaged in discussions with Advent and Bidder B regarding their proposals. On June 18, 2009, Advent submitted a revised written proposal to acquire 100% of the Company’s Common Stock at $15.25 per share in cash. The revised proposal withdrew Advent’s request for the Company to negotiate exclusively with Advent. On June 19, 2009, Cowen received a revised mark-up of the merger agreement from Bidder B, and a Bidder B representative informed Cowen orally that Bidder B was increasing its bid to $15.50 per share.

At a telephonic meeting of the Special Committee held on June 17, 2009, the members of the Special Committee discussed the status of the sale process and the methods that could be followed to encourage each of the remaining bidders to increase its price and to reduce the contingencies contained in its proposal.

The board of directors convened a meeting on June 19, 2009, which was also attended by Mr. Silny, to consider the proposals from Advent and Bidder B.

At the board meeting Cowen described its discussions with Advent and Bidder B; and Cooley, Covington and Cowen provided the directors with oral and written comparisons of the proposals from Advent and Bidder B. Cooley and Covington also advised the directors on their fiduciary duties related to the consideration of the two proposals.

The comparisons of the Advent and Bidder B proposals identified several material differences between the non-financial terms of the two proposals. Among other factors, the proposal from Bidder B was conditioned on obtaining third party debt financing. If Bidder B was in breach of its obligation to close the transaction, the Company’s only remedy would be to collect a $25,000,000 termination fee. The form of merger agreement submitted by the Company had contemplated a transaction structured as a cash tender offer followed by a merger in order to enable the closing to occur as promptly as possible following the execution of the definitive agreement. Bidder B communicated a preference for structuring the acquisition of Charlotte Russe as a one-step merger.

The Advent proposal was not subject to a financing contingency and Advent agreed that if Parent and Merger Sub were in breach of their obligation to close the transaction, the Company would be able to pursue a claim against Advent for breach of contract. Advent also indicated that one of its groups of investment funds with substantial assets would guarantee Parent and Merger Sub’s obligations under the merger agreement and that it was prepared to structure the transaction as a cash tender offer followed by a merger, as proposed by the Company.

Based on these and other differences between the two proposals, the board of directors concluded that the risk that the transaction would not close was materially higher under Bidder B’s proposal than under the Advent proposal and that, in the judgment of the board of directors, the greater certainty of closing under the Advent proposal outweighed the $0.25 per share difference in price between the two proposals. Therefore, the board of directors decided to proceed with negotiations with Advent on a non-exclusive basis, while offering Bidder B the opportunity to remain in the process, but without agreeing to Bidder B’s request for exclusivity.

Subsequent to this meeting, Cowen informed Bidder B that its price was competitive, but that its conditions and form of merger agreement mark-up placed Bidder B at a disadvantage relative to Advent. The Company was prepared to continue with due diligence and negotiate a merger agreement with Bidder B, but only on a non-exclusive basis. In response Bidder B requested that the Company agree to reimburse its further due diligence costs. This request was considered at a meeting of the Special Committee on June 24, 2009. While the members of the Special Committee recognized that it was advantageous to have two bidders actively involved in the sale process, they decided to reject Bidder B’s request because they believed that a reimbursement arrangement with Bidder B could have an adverse impact on the Company’s discussions with Advent, whether or not the Company offered Advent a similar reimbursement arrangement.

Between June 24 and July 27, 2009 Advent proceeded with its due diligence, and Cooley and Covington and Advent’s counsel, Weil, Gotshal & Manges LLP (“Weil”) negotiated the draft merger agreement and other transaction documents. At a telephonic board meeting held on July 6, 2009, the participants reviewed the status of discussions with Advent, and Cowen’s communications with Bidder B, which had not responded to Cowen’s request that Bidder B submit a written proposal if it wished to continue to participate in the sale process.

At a series of board and Special Committee meetings held between July 10 and July 17, 2009, the members discussed whether the announcement of earnings for the quarter ended June 30, 2009 should be delayed or the negotiations with Advent should be accelerated to avoid having an earnings announcement without any disclosure regarding the status of the sale process. At a telephonic board meeting held on July 18, 2009, the board of directors decided to make the earnings announcement on July 21, 2009 and not attempt to complete negotiations with Advent so as to be able to announce an agreement with Advent at the same time. Mr. Blitzer, Mr. Del Rossi, Mr. Kleinberger, Mr. Mogil and Ms. Salopek voted in favor of this decision; Ms. Fabricant and Mr. Goodman voted against this decision.

On July 21, 2009, the Special Committee held an in-person meeting at which it discussed retaining its own financial advisor after which a representative of the Special Committee contacted Peter J. Solomon Company L.P. (“PJSC”).

On July 22, 2009, the board of directors held an in-person meeting at which it discussed issues that had arisen in the negotiation of a merger agreement with Advent.

On July 27, 2009, the Special Committee entered into an engagement letter to retain PJSC to act as a financial and strategic advisor to the Special Committee and if requested, to provide a fairness opinion to the Special Committee and the board of directors in connection with an acquisition of the Company in addition to the fairness opinion to be provided by Cowen. On July 28, 2009, Advent informed the board of directors that it wished to begin negotiation of employment arrangements with the Company’s senior management, which would likely result in certain members of senior management receiving an equity interest in the post-acquisition Company. In light of this factor, the Special Committee concluded, at a meeting on July 28, 2009, that the interests of the two management directors in a transaction with Advent could differ from the interests of other shareholders; and therefore, beginning that day, decisions regarding a possible sale of the Company to Advent would be made by the Special Committee.

An in-person meeting of the Special Committee was convened on July 30, 2009. All the members of the Special Committee and representatives of Covington attended the meeting. Both Cowen and PJSC made separate presentations to the Special Committee at the meeting regarding Advent’s $15.25 cash offer. At the Special Committee’s invitation, Ms. Fabricant joined the meeting by telephone during these presentations. During their respective presentations, the Cowen and PJSC representatives stated that their analyses led those representatives to regard Advent’s proposed price of $15.25 per share to be received by the holders of Common Stock in the proposed transaction as fair, from a financial point of view, to the holders of Common Stock, although that did not represent a fairness opinion of their firm and, if a fairness opinion were requested from their firm, the issuance of such an opinion would be subject to the finalization of their firm’s analyses, in the case of Cowen to review by its fairness opinion review committee (which had not yet convened) and a determination by its committee whether to authorize the issuance of such an opinion, and in the case of each firm to the qualifications, assumptions and limitations that would be contained in any opinion approved for issuance by their firm. Following the presentations by PJSC and Cowen, the Special Committee met with representatives of Covington, who reviewed the fiduciary duties of the members of the Special Committee. The Special Committee then discussed Advent’s offer of $15.25 per share and the possible ramifications of rejecting the offer and terminating the sale process. At the end of that discussion the Special Committee unanimously concluded that the $15.25 price was not acceptable, and that $17.50 per share was the minimum acceptable price to the Special Committee for a sale of the Company at the present time, based on their view of the Company’s prospects over the next several years. The Special Committee informed Advent of this decision following the meeting. Later that day the board of directors received a letter from Advent in which Advent stated: “In a final effort to come to agreement, we are willing to raise our offer to $16.00, payable in cash.” Advent also stated that it was prepared to execute the form of merger agreement that had most recently been presented to Advent by Company counsel. That form of merger agreement included a clause, previously rejected by Advent, which would give the Company the right to the remedy of specific performance if Advent failed to close the merger in violation of the agreement.

A telephonic meeting of the board of directors was convened on August 1, 2009 to discuss Advent’s latest proposal. The meeting was also attended by Mr. Silny and representatives of Cooley and Covington. The written materials that Cowen and PJSC had presented at the July 30 Special Committee meeting were made available to all members of the board of directors prior to the August 1 meeting. At the August 1 meeting, representatives of Cooley and Covington advised the board of directors regarding the purpose of the meeting and the decisions before the board of directors with respect to the potential transaction with Advent and the continuation of the Company’s sale process generally, including the duties of the directors in conducting the sale process and approving any sale transaction. The members of management at the meeting provided an overview of the Company’s recent performance and the outlook for the remainder of the fourth quarter, including a discussion of the weak sales in the Company’s stores during the month of July and management’s expectation that the Company’s earnings per share before transition costs would be in the lower end of the Company’s recent earnings guidance of $0.18 to $0.26 per share excluding transition costs. Ms. Salopek and Covington reported on the recent meetings of the Special Committee and the actions taken at those meetings. The board of directors then discussed the adequacy of the $16.00 per share price being offered by Advent and the ramifications of rejecting this offer and possibly terminating the sale process. During this discussion the members of the Special Committee all stated their belief that the $16.00 price was inadequate, based on their view of the Company’s prospects over the next several years. Ms. Fabricant indicated that she considered the $16.00 per share price offered by Advent to be compelling given the current status of the Company and the capital markets.

The meeting of the full board of directors was temporarily adjourned to allow the Special Committee to convene and further consider Advent’s $16.00 per share offer. The Special Committee then conducted a telephonic meeting in which all the members of the Special Committee and representatives of Covington were present. In that meeting the members of the Special Committee unanimously reaffirmed their conclusion that Advent’s $16.00 per share offer was not acceptable and that $17.50 was the minimum acceptable price to the Special Committee for an acquisition of the Company at the present time, based on their view of the Company’s prospects over the next several years. The full board meeting was then reconvened, and the Special Committee reported their conclusion to the other participants in the full board meeting. Ms. Salopek requested Mr. Goodman’s views on the Special Committee’s decision, and Mr. Goodman noted that based on all the information currently available to him, he did not agree with the Special Committee’s decision.

Following the meeting, Ms. Salopek orally communicated the Special Committee’s decision to Advent. On August 4, 2009 the board of directors received a letter from Advent in which Advent stated that it would need to do additional due diligence to determine whether it could agree to the $17.50 price. Meetings of the Special

Committee and full board of directors were held on August 5, 2009, and it was agreed that the Company should comply with Advent’s request for additional due diligence, subject to receiving a final decision from Advent by August 12, 2009 on whether it agreed to the $17.50 price. Following a due diligence meeting at the Company’s offices on August 11, 2009, Advent sent the board of directors a letter, dated August 12, 2009, in which Advent identified several points relating to the Company’s business which it believed would clarify over the next few weeks, and it requested until August 28, 2009 to finalize a definitive agreement with the Company. The Advent request was discussed at Special Committee and board meetings held on August 13, 2009, and a decision was reached to set a deadline of August 17, 2009 for Advent to agree to the $17.50 price. Following discussions with Advent during the evening of August 13, 2009, a meeting of the Special Committee was held at which it was decided to extend the deadline to August 21, 2009. On August 14, 2009 the Company and Advent agreed to a deadline of noon on August 21, 2009 for Advent to confirm agreement to the $17.50 per share price, and assuming such confirmation, August 24, 2009 (prior to market opening) for a public announcement of the transaction, following execution of definitive agreements by Advent and Charlotte Russe.

On August 21, 2009, after meetings of the Special Committee and the board of directors, Advent orally confirmed agreement to the $17.50 per share price.

Telephonic meetings of the Special Committee, the Compensation Committee and the board of directors were convened on August 23, 2009 to act on the agreement with Advent and related matters.

All members of the Special Committee and representatives of Covington attended the Special Committee meeting. The representatives of Covington reviewed the fiduciary duties of the members of the Special Committee in voting on the agreement with Advent. Cowen and PJSC made separate presentations to the meeting. Each firm gave its respective financial analysis as to the fairness of the per share price of $17.50 to be received by the holders of Common Stock in the proposed transaction with Advent and expressed its respective oral opinion (subsequently confirmed by its respective written opinion dated August 23, 2009) that, as of the August 23, 2009 date of the meeting and subject to the assumptions, qualifications and limitations to be set forth in its respective written opinion, the proposed price per share to be received by the holders of Common Stock in the proposed transaction was fair, from a financial point of view, to the holders of Common Stock (you are urged to read those separate written opinions, which are set forth in their entirety in Annexes II and III, respectively, to this Schedule 14D-9, and the discussion of those opinions below in this Item 4 under the captions “Opinion of Cowen” and “Opinion of PJSC,” respectively). The Special Committee then unanimously adopted a resolution recommending to the board of directors that it (i) declare advisable and approve the proposed merger agreement with Advent and (ii) recommend that the holders of Common Stock accept the Offer to be made by Advent pursuant to the merger agreement and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement.

All members of the Compensation Committee, and Mr. Mogil and Ms. Salopek and representatives of Covington attended the meeting of the Compensation Committee. Mr. Del Rossi described advice he had received from the Compensation Committee’s compensation consultant, Hay Group, regarding term sheets that Advent had provided describing the terms it proposed for the employment of certain members of the Company’s senior management following the closing of the Advent acquisition. The Compensation Committee then adopted a series of resolutions relating to the transaction with Advent, including a resolution approving the arrangements described in these term sheets and finding that these arrangements constitute an “employment compensation, severance or other employee benefit arrangement” that satisfies the requirements of the non-exclusive safe harbor set forth in under Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended.

All members of the board of directors, Mr. Silny, and representatives of Cooley and Covington attended the board meeting. The representatives of Cooley reviewed the fiduciary duties of the members of the board of directors in voting on the agreement with Advent. Cowen and PJSC made separate presentations to the meeting. Each firm gave its respective financial analysis as to the fairness of the per share price of $17.50 to be received by the holders of Common Stock in the proposed transaction with Advent and expressed its respective oral opinion (subsequently confirmed by its respective written opinion dated August 23, 2009) that, as of the

August 23, 2009 date of the meeting and subject to the assumptions, qualifications and limitations to be set forth in its respective written opinion, the proposed price per share to be received by the holders of Common Stock in the proposed transaction was fair, from a financial point of view, to the holders of Common Stock (you are urged to read those written opinions, which are set forth in their entirety in Annexes II and III, respectively, to this Schedule 14D-9, and the discussion of those opinions below in this Item 4 under the captions “Opinion of Cowen” and “Opinion of PJSC,” respectively). The board of directors then unanimously adopted a set of resolutions relating to the transaction with Advent including resolutions (i) declaring advisable and approving the merger agreement and (ii) recommending that the holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement.

The Company, Parent and Purchaser entered into the merger agreement on August 24, 2009.

(ii) Reasons for Recommendation

In evaluating the merger agreement and the Contemplated Transactions, the Special Committee and the board of directors consulted with Charlotte Russe’s senior management, Covington, Cooley, Cowen and PJSC in the course of reaching its determination to approve the merger agreement, the Offer, the merger and the Contemplated Transactions and to recommend that Charlotte Russe’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if required, adopt the merger agreement and approve the merger. The Special Committee and the board of directors considered a number of factors, including the following material factors and benefits of the Offer and merger, each of which the Special Committee and the board of directors believed supported its recommendation:

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Charlotte Russe’s Business and Financial Condition and Prospects. The Special Committee’s and the board of directors’ familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of Charlotte Russe, and the certainty of realizing in cash a compelling value for shares of Common Stock in the Offer compared to the risk and uncertainty associated with the operation of Charlotte Russe’s business (including the risk factors set forth in Charlotte Russe’s Annual Report on Form 10-K and Form 10-K/A for the year ended September 27, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 27, 2009) in a volatile and unpredictable financial environment.

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Review of Strategic Alternatives. The Special Committee’s and the board of directors’ belief, after a review of strategic alternatives, including Charlotte Russe’s publicly-announced sale process, and discussions with Charlotte Russe’s management and advisors, that the value offered to stockholders in the Offer and the merger was more favorable to the stockholders of Charlotte Russe than the potential value that might have resulted from other strategic opportunities reasonably available to Charlotte Russe, including remaining an independent company or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those opportunities.

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Risks of Remaining Independent. The Special Committee’s and the board of directors’ assessment, after discussions with Charlotte Russe’s management and advisors, of the risks of remaining an independent company, including risks relating to the challenges facing the United States economy and the presently uncertain economic outlook, the current depressed levels of consumer spending and mall traffic, and the unprecedented volatility of the credit and equity capital markets in the past year.

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Solicitation of Other Parties. The Special Committee and the board of directors considered the results of the strategic review process conducted by Charlotte Russe, with the assistance of Cowen, since January 2009 and Charlotte Russe’s January 21, 2009 announcement that it was considering strategic alternatives to maximize stockholder value and March 12, 2009 announcement that it was continuing to evaluate strategic alternatives. The Special Committee and the board of directors considered that, during this strategic process, Cowen solicited third party interest in a possible transaction with Charlotte Russe from 79 potential strategic and financial acquirers and received five preliminary indications of interest and two proposals to acquire Charlotte Russe. The Special Committee and the board of directors also considered (i) whether parties other than Parent would be willing or capable of entering into a transaction with Charlotte Russe that would provide value to Charlotte Russe’s stockholders superior to the Offer Price, (ii) the risks of the proposed transaction with Parent and (iii) the fact that the board of directors could terminate the merger agreement to accept a Superior Proposal (as defined in the merger agreement), subject to the payment of a termination fee, prior to the purchase of the shares of Common Stock in the Offer.

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Negotiations with Parent. The course of discussions and negotiations between Charlotte Russe and Parent, resulting increases totaling $4.50, or approximately 35%, in the price per share of Common Stock offered by Parent, and improvements to the terms of the merger agreement in connection with those negotiations, and the Special Committee’s and the board of directors’ belief based on these negotiations that this was the highest price per share of Common Stock that Parent was willing to pay and that these were the most favorable terms to Charlotte Russe to which Parent was willing to agree.

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Premium to Market Price. The $17.50 price to be paid for each share of Common Stock represented a 27% premium over the closing price of the Common Stock on August 21, 2009, the last full trading day before the Offer and the merger were approved by the board of directors and publicly announced, a 20% premium over the average closing price of the Common Stock for the approximate four-week period prior to August 21, 2009, a 37% premium over the average closing price of the Common Stock for the approximate three-month period prior to August 21, 2009, a 61% premium over the average closing price of the Common Stock for the approximate six-month period prior to August 21, 2009, a 255% premium over the closing price of the Common Stock on January 21, 2009, the last full trading day before the Company announced its review of strategic alternatives to maximize stockholder value, and a 170% premium over the closing price of the Common Stock on March 11, 2009, the last full trading day before the Company announced that it was pursuing a sale process.

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Financial Advisors’ Fairness Opinions and Related Analyses. The separate oral opinions of Cowen and PJSC, each delivered on August 23, 2009, and each subsequently confirmed by its respective written opinion dated August 23, 2009 to the Special Committee and the board of directors, to the effect that, as of the August 23 date of the meeting and subject to the various assumptions, qualifications and limitations to be set forth in its respective written opinion, the $17.50 per share of Common Stock in cash to received by the holders of Common Stock in the proposed transaction was fair, from a financial point of view, to the holders of Common Stock, and its respective related financial analyses presented to the Special Committee and the board of directors by Cowen and PJSC (you are urged to read those separate written opinions, which are set forth in their entirety in Annexes II and III, respectively, to this Schedule 14D-9, and the discussions of those opinions below in this Item 4 under the captions “Opinion of Cowen” and “Opinion of PJSC,” respectively).

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Identity of the Purchaser. The Special Committee and the board of directors considered the fact that Parent has had a long-standing interest in acquiring Charlotte Russe and has the financial capability to complete the transaction.

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Likelihood of Completion. The belief of the Special Committee and the board of directors that the Offer and the merger likely will be completed, based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources and commitments to pay the aggregate Offer Price and consummate the merger, the Commitment Letter and Guarantees to pay or perform the Offer Price and the Merger Consideration (as defined in the merger agreement) and certain other obligations of Parent and Purchaser received from certain investment funds affiliated with Parent and the limited number of conditions to the Offer and the merger.

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Tender Offer Structure. The fact that the transaction is structured as a tender offer with a second-step merger. The tender offer can be completed, and the cash Offer Price can be delivered to Charlotte Russe’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction for stockholders, employees and partners. Stockholders who do not tender their shares of Common Stock in the Offer will receive in the second-step merger the same cash Offer Price as paid in the Offer.

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Extension of Offer. The fact that, subject to certain rights to terminate, Purchaser will be required to extend the Offer, at Charlotte Russe’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The consideration paid to holders of shares of Common Stock in the Offer and merger is cash, which will provide certainty of value and liquidity to Charlotte Russe’s stockholders.

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Terms of the Merger Agreement. The terms of the merger agreement, including the ability of Charlotte Russe, under certain circumstances specified in the merger agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

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Ability to Withdraw or Change Recommendation. The Special Committee’s and the board of directors’ ability under the merger agreement to withdraw or modify its recommendation in favor of the Offer and the merger under certain circumstances, including its ability to terminate the merger agreement in connection with a Superior Proposal (as defined in the merger agreement), subject to payment of a termination fee of $11,408,506.00.

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Specific Performance. Charlotte Russe’s right under the merger agreement to seek the Delaware Court of Chancery to specifically enforce the terms of the merger agreement, including the consummation of the merger, the equity commitments for the funding of the payment of the Offer Price that Parent has received from its affiliated investment funds and the guarantees of such investment funds that Parent and Purchaser will perform their obligations under the merger agreement.

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Reasonableness of Termination Fee. The termination fee payable by Charlotte Russe to Parent in the event of certain termination events under the merger agreement and the Special Committee’s and the board of directors’ determination that the termination fee is within the customary range of termination fees for transactions of this type.

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Availability of Appraisal Rights. The availability of statutory appraisal rights to Charlotte Russe’s stockholders who do not tender their shares of Common Stock in the Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

The Special Committee and the board of directors also considered a variety of uncertainties and risks in its deliberations concerning the merger agreement and the Contemplated Transactions, including the Offer and the merger, including the following:

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No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of Charlotte Russe and stockholders will not benefit from any potential future appreciation in the value of the shares of Common Stock, including any value that could be achieved if Charlotte Russe engages in future strategic or other transactions or as a result of the improvements to Charlotte Russe’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions would be taxable to Charlotte Russe stockholders for federal income tax purposes.

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Effect of Public Announcement. The effect of a public announcement of the merger agreement on Charlotte Russe’s operations, stock price, customers and employees and its ability to attract and retain key personnel.

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Effect of Failure to Complete Transactions. If the Offer and the merger and other Contemplated Transactions are not consummated, the trading price of the shares of Common Stock could be adversely affected, Charlotte Russe will have incurred significant transaction and opportunity costs attempting to consummate the transactions, Charlotte Russe’s business may be subject to disruption, the market’s perceptions of Charlotte Russe’s prospects could be adversely affected and Charlotte Russe’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

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Interim Restrictions on Business. The restrictions in the merger agreement on the conduct of Charlotte Russe’s business prior to the consummation of the merger, requiring Charlotte Russe to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent Charlotte Russe from undertaking business opportunities that could arise prior to the consummation of the Offer or the merger.

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Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the merger agreement on the active solicitation of competing proposals and the requirement, under the merger agreement, that Charlotte Russe pay a termination fee of $11,408,506.00 if the merger agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for Charlotte Russe prior to the consummation of the Offer and could impact Charlotte Russe’s ability to engage in another transaction for up to one year if the merger agreement is terminated in certain circumstances.

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Potential Conflicts of Interest. The executive officers of Charlotte Russe, including two executive officers who are also directors of Charlotte Russe, may have interests in the Contemplated Transactions, including the Offer and the merger, that are different from, or in addition to, those of Charlotte Russe’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Special Committee and the board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of merger agreement and the Contemplated Transactions, the Special Committee and the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Special Committee and the board of directors viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Special Committee and the board of directors. Moreover, each member of the Special Committee and the board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors.

(iii) Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Common Stock, including shares of Common Stock underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, held of record or beneficially by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the merger agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(iv) Financial Projections

In connection with the evaluation of the Transaction, the Company’s board of directors relied in part on a set of internal financial projections for the Company prepared by the Company’s management. The financial projections were based on various assumptions regarding same store sales, unit growth, capital expenditure and revenue per unit, product gross margins, rent and occupancy, among other factors.

Certain of the financial projections relied upon by the Company’s board of directors consisted of the following (in millions):

	Fiscal Year End September,
	2009	2010	2011	2012	2013
Net Sales	$849.5	$911.4	$970.1	$1,037.5	$1,102.8
Net Income	$7.3	$19.8	$30.2	$39.0	$47.8
EBITDA(a)	$66.6	$76.9	$93.4	$104.6	$116.1

(a)	EBITDA as used above is defined as earnings before interest, taxes, depreciation and amortization, as well as before non-recurring charges, which includes items such as transition, impairment and other non-recurring items related to the Company’s proxy contest and review of strategic alternatives.

In addition to the financial projections relied upon by the board of directors, the Company provided to the prospective buyers in the Company’s sale process a set of corresponding financial projections. The only difference between the projections relied upon by the board of directors and those provided to prospective buyers was that those provided to prospective buyers excluded certain expenses related to public company costs and stock-based compensation. The Company believed that a set of financial projections excluding such expenses would be more useful to the prospective buyers in the Company’s sale process, as such parties were likely to take the Company private as part of any potential transaction. The Company revised and updated the projections provided to prospective buyers on several occasions during the sale process as actual results for the second and third fiscal quarters became available, resulting in corresponding changes to the assumptions underlying such projections. Those updates are reflected in the numbers provided in the table above. The board of directors determined that the financial projections relied upon by the board, which included expenses related to public company costs and stock-based compensation, reflect the most reliable estimate of the Company’s future financial performance and therefore directed the Company’s financial advisors to evaluate such projections in connection with rendering the opinions described under “Opinion of Cowen” and “Opinion of PJSC” in Item 4 below.

Cautionary Information Relating to Projections

The projections described above were prepared for the specific purposes described above and not with a view to dissemination to the public. The projections do not necessarily reflect the Company’s actual performance, nor do they reflect changes in the Company’s business or changes in the economy in general resulting from events which have occurred since the projections were prepared. The projections were not prepared with a view to complying with United States generally accepted accounting principles, the published guidelines of the Securities and Exchange Commission regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. The projections are included in this Schedule 14D-9 because they were furnished to the Company’s board of directors, to Cowen, to PJSC, and to the prospective buyers contacted regarding the potential acquisition of the Company. The Company’s independent accountants have neither audited nor compiled the projections and, accordingly, do not express an opinion or any other form of assurance with respect thereto.

The projections are based upon numerous assumptions made by the Company’s management, including the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. You should understand that many important factors could cause the Company’s actual results to differ materially from those reflected in the projections. These factors include, among other things, changes in the financial market and the economy, including the current credit crisis and economic downturn; changes in consumer demand; changes in consumer fashion taste; changes in business strategies and decisions; changes in shopping mall traffic and shopping patterns; timing of openings for new shopping malls or the Company’s stores; changes in fashion trends; and weather.

None of the Company, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

(v) Opinion of Cowen

General

Under an engagement letter dated March 13, 2009 (as described in Item 5 below), Charlotte Russe retained Cowen to act as its exclusive financial advisor in connection with the Offer and the merger (together referred to in this section (v) and the following section (vi) as the “Transaction”) and, in that capacity, to render to the Special Committee and the board of directors, if requested, its opinion described below in this section. On August 23, 2009, Cowen reviewed with the Special Committee and the board of directors (at their separate meetings) written materials containing its analyses and delivered its oral opinion to the Special Committee and the board of directors, subsequently confirmed by Cowen’s written opinion letter dated the same date (the “Cowen Opinion Letter”), that, as of such date and subject to the assumptions, qualifications and limitations set forth in the Cowen Opinion Letter, the Offer Price was fair, from a financial point of view, to the holders of Common Stock.

The full text of the Cowen Opinion Letter is attached as Annex II to this Schedule 14D-9. Holders of shares of Common Stock are urged to read the Cowen Opinion Letter in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the Cowen Opinion Letter set forth in this section is qualified in its entirety by the full text of the Cowen Opinion Letter. Cowen’s analyses and the Cowen Opinion Letter were prepared for the benefit and use of, and addressed to, the Special Committee and the board of directors in their respective consideration of the Transaction and were directed only to the fairness to the holders of Common Stock, from a financial point of view, of the Offer Price. The opinion contained in the Cowen Opinion Letter (the “Cowen Opinion”) does not constitute an opinion as to the merits of the Transaction, nor a recommendation to any holder of shares of Common Stock as to whether such holder should tender such holder’s shares of Common Stock pursuant to the Offer or vote such holder’s shares of Common Stock with respect to the merger (should a vote of holders of shares of Common Stock be required as a condition to the consummation of the merger).

In arriving at the Cowen Opinion, Cowen reviewed and considered certain financial and other matters as it deemed relevant, including, among other things:

•	the proposed execution version of the merger agreement provided to Cowen on August 21, 2009;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data for the Company furnished to Cowen by the management of the Company;

•	certain internal financial analyses, financial forecasts (the “Company Forecasts”), reports and other information concerning the Company prepared by the management of the Company;

•	First Call estimates (“First Call Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company;

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discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•	the reported price and trading history of the Common Stock as compared to the reported price and trading histories of certain publicly-traded companies Cowen deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly-traded companies Cowen deemed relevant;

•	the premium implied by the Offer Price compared to the premiums paid in transactions involving the acquisitions of certain publicly-traded companies Cowen deemed relevant;

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based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples Cowen deemed appropriate;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of the Cowen Opinion.

In conducting its review and arriving at the Cowen Opinion, Cowen, with the Special Committee’s and the board of directors’ consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Cowen by the Company’s management or which was publicly available. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. Cowen relied upon, without independent verification, the assessments of Company management, as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, nor did Cowen assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further assumed that all information provided to it by the Company’s management, was accurate and complete in all material respects. Cowen, with the Special Committee’s and the board of directors’ consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company, on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and that the Company Forecasts, and the First Call Estimates and Wall Street Projections used in Cowen’s analyses, provided a reasonable basis for the Cowen Opinion. Cowen expressed no opinion as to the Company Forecasts, or the assumptions on which they were based.

Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company, Parent on any of the Sponsor Funds under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Cowen Opinion does not address any legal, tax or accounting matters relating to the merger agreement or the Transaction, as to which Cowen assumed that the Company, the Special Committee and the board of directors had received such advice from legal, tax and accounting advisors as each had determined necessary. The Cowen Opinion addresses only the fairness, from a financial point of view, of the Offer Price to the holders of Common Stock. Cowen expressed no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. The Cowen Opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of the Cowen Opinion Letter. It should be understood that although subsequent developments may affect the Cowen Opinion, Cowen does not have any obligation to update, revise or reaffirm the Cowen Opinion and Cowen expressly disclaims any responsibility to do so.

For purposes of rendering the Cowen Opinion, Cowen assumed, in all respects material to its analyses, that the representations and warranties of each party to be contained in the merger agreement would be true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the Transaction would be satisfied without waiver thereof. Cowen also assumed that the final form of the merger agreement would be substantially similar to the proposed execution version reviewed by it in all respects material to its analysis. Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions would be imposed or waivers made that would have an adverse effect on the Offer Price.

Cowen was not requested to opine as to, and the Cowen Opinion Letter did not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition Cowen was not requested to, and the Cowen Opinion Letter did not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company. The Cowen Opinion Letter was reviewed and approved by Cowen’s fairness opinion review committee.

Set forth below in this section are summaries of the principal financial analyses performed by Cowen to arrive at the Cowen Opinion, which were completed August 21, 2009. Portions of the summaries include information presented in tabular format. In order to fully understand the summarized financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Company the data regarding the Company (including the Company Forecasts) on which such analyses were based for purposes of the Cowen Opinion. No limitations were imposed by the Special Committee or the board of directors with respect to the investigations made or procedures followed by Cowen in rendering the Cowen Opinion.

Summary of Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Cowen to arrive at the Cowen Opinion and is subject to the information set forth above in this section under the sub-caption “General,” including the final paragraph of that sub-section.

Comparable Public Companies Analysis. To provide contextual data and comparative market information, Cowen compared historical and estimated operating and financial data and ratios for the Company to the corresponding operating and financial data and ratios of certain retail teen apparel companies, the securities of which are publicly traded and which Cowen believes have operating characteristics similar to the Company (the “Selected Companies”). The Selected Companies were:

Abercrombie & Fitch

Aeropostale

American Eagle Outfitters

bebe

Buckle

Guess?

Hot Topic

Pacific Sunwear

Wet Seal

Zumiez

The data and ratios included LTM (last twelve months), EBITDA (earnings before interest, taxes, depreciation and amortization, as well as before non-recurring charges), 2009 estimated P/E (price/earnings ratio) and 2010 estimated P/E (with the estimates for the Company being provided by the Company’s management and the estimates for the Selected Companies being derived from Wall Street research). Because the Company’s fiscal year ends on September 30 and the Selected Companies’ fiscal years end on other dates, Cowen analyzed the 2009 and 2010 estimated P/E data on both a calendar year basis and the basis of the Company’s fiscal year.

The following table presents, for the periods indicated, the price per share of the Common Stock implied by applying to the Company’s metrics listed in the preceding paragraph the range of multiples derived from the corresponding metrics of the Selected Companies.

Metric	Company Figure	Selected Companies Range			Implied Company Stock Price
LTM EBITDA	$58.7	5.0x	–	6.0x	$11.21	–	$13.86
CY 2009E P/E (research)	0.68	15.0x	–	18.0x	10.20	–	12.24
FY 2009E P/E (management)	0.55	15.0x	–	18.0x	8.18	–	9.81
CY 2010E P/E (research)	0.76	12.0x	–	15.0x	9.12	–	11.40
FY 2010E P/E (management)	0.93	12.0x	–	15.0x	11.12	–	13.90

Although the Selected Companies were used for comparison purposes, none of them is directly comparable to the Company. Accordingly, an analysis of such a comparison is not purely mathematical but, instead, involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies or the Company, to which they are being compared.

Selected Premiums Analysis. Cowen compared (A) the premiums implied by the Offer Price over (i) the $13.79 spot closing stock price of the Common Stock on the NASDAQ Global Select Market on August 21, 2009 (the date on which Cowen finalized its analyses), and (ii) the average market price of the Common Stock on the NASDAQ Global Select Market during various measuring periods described below, to (B) the premiums implied by the consideration paid in all completed publicly-announced merger and acquisition transactions involving publicly-traded target companies and with a value greater than $100 million and less than $1 billion (totaling 198 transactions) completed during the period January 1, 2007 through August 21, 2009 (the “Selected Transactions”) over (i) the spot market prices of the stocks of the target companies involved in the Selected Transactions one day prior to the public announcement dates of the Selected Transactions, and (ii) the average market prices of the stocks of those target companies during the corresponding measuring periods prior to the public announcement dates of the Selected Transactions. For the purposes of this analysis, Cowen used, as the measuring periods for determining the average market prices of the Common Stock and the stocks of the target companies involved in the Selected Transactions, one-week, one-month, three-months, six-months and one-year prior to (i) in the case of the Common Stock, August 21, 2009, and (ii) in the case of the stocks of the target companies involved in the Selected Transactions, the last trading day prior to the public announcement date of the Selected Transactions.

The following table reflects the analysis described above, showing, for the dates and periods indicated: (i) the ranges of implied premiums in the first and third quartiles of all implied premiums derived from the analysis of the Selected Transactions, expressed as a percentage; (ii) the implied price per share of Common Stock derived from applying those ranges of implied premiums in the Selected Transactions to the closing price of the Common Stock on the applicable measuring date or for the applicable measuring period; and (iii) the implied premiums (expressed as a percentage) of the Offer Price over the $13.79 closing price of the Common Stock on August 21, 2009.

	Selected Transactions Premium (Quartiles)						Offer Price ($17.50)
Spot Price (Company)	First		Third	Implied Range
1-Day/Current Price ($13.79)	12.2%	–	42.4%	$15.47	–	$19.63	26.9%

Average Prices (Company)
1-Week ($13.92)	17.9%	–	37.5%	$16.41	–	$19.15	25.7%
1-Month ($14.49)	18.1%	–	39.2%	17.12	–	20.17	20.7%
3-Months ($12.76)	15.3%	–	40.0%	14.72	–	17.87	37.1%
6-Months ($10.91)	11.8%	–	38.7%	12.20	–	15.14	60.4%
1 Year ($9.29)	17.7%	–	38.1%	10.94	–	12.83	88.4%

Although the Selected Transactions were used for comparison purposes, none of them is directly comparable to the Transaction, and none of the target companies involved in the Selected Transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of those target companies involved and other factors that could affect the acquisition value of such target companies or the Company, to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of values for the Common Stock based on the discounted present value of the projected unlevered free cash flows of the Company described in the Company Forecasts for the fourth quarter of the Company’s current fiscal year (ending September 30, 2009) and for each of the Company’s fiscal years ending September 30, 2010, 2011, 2012 and 2013, and the discounted present value of the terminal value of the Company at September 30, 2013. Unlevered free cash flow was determined by taking projected EBIAT (earnings before interest and after taxes), adding back depreciation and amortization, subtracting capital expenditures, adding back stock-based compensation and adjusting for increases or decreases in working capital. In performing this analysis, Cowen used discount rates ranging from 16.0% to 20.0%, which were selected based on a calculation of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and the betas of the Selected Companies. Cowen used terminal multiples of EBITDA ranging from 4.5 times to 6.0 times, based on the general range of trading multiples for the Selected Companies and the historical range of trading multiples for the Company.

Utilizing this methodology, Cowen determined that the implied Equity Value (market value) ranged from $14.31 to $20.48 per share of Common Stock, based on the Company Forecasts, as compared to the closing price of the Common Stock on the NASDAQ Global Select Market on August 21, 2009 of $13.79 and the Offer Price of $17.50.

Selected Precedent Transactions Analysis. Cowen reviewed the financial terms, to the extent publicly available, of nine transactions (the “Selected Precedent Transactions”) involving the acquisition of companies in the retail apparel sector which were announced since August 4, 2008 and which Cowen believes are comparable to the Transaction. The Selected Precedent Transactions were (listed as target/acquirer):

Target	Acquirer
Pet Valu	Roark Capital

Tween Brands	Dress Barn

Eddie Bauer	Golden Gate Capital

Gordmans	Sun Capital Partners

Aaron Rents (Corporate Furnishing Division)	CORT Business Services Corporation

Hudson Group	Dufry

Amscan Holdings	Advent International

Longs Drug Stores Corporation	CVS Caremark Corporation

Steve & Barry’s LLC	BHY S&B Holdings LLC

Cowen reviewed the Enterprise Value (market value plus net debt plus minority interest plus deferred rent where available and applicable) paid in the Selected Precedent Transactions as a multiple of latest reported LTM EBITDA. The following table represents the multiples implied by the ratio of Enterprise Value to this metric.

Metric	Company Figure	Selected Precedent Transactions Multiple Range			Implied Company Stock Price
LTM EBITDA	$58.7	6.0x	–	7.0x	$13.86	–	$16.49

Although the Selected Precedent Transactions were used for comparison purposes, none of them is directly comparable to the Transaction, and none of the target companies involved in them is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such target companies or the Company, to which they are being compared.

Overview of Analyses; Other Considerations

The summaries set forth above do not purport to be a complete description of all the analyses performed by Cowen in arriving at the Cowen Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Cowen believes, and advised the Special Committee and the board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the Cowen Opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and the Cowen Opinion were among several factors taken into consideration by the Special Committee and the board of directors in making their respective decisions to authorize the Company to enter into the merger agreement and should not be considered as determinative of such decision.

The Company selected Cowen to act as its exclusive financial advisor in connection with the Transaction and, in that capacity, to render the Cowen Opinion to the Special Committee and the board of directors because Cowen is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company also took into account Cowen’s familiarity with the Company resulting from the prior financial advisory and investment banking services rendered to the Company by Cowen, as described in the next paragraph. In the ordinary course of its business, Cowen and its affiliates actively trade the equity securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

In the two years preceding the date of the Cowen Opinion Letter, Cowen has served as exclusive financial advisor to the Company in connection with the Company’s general financial strategy and planning under an engagement letter with the Company dated December 5, 2007, which in the respects summarized in this paragraph remains in effect, and Cowen received a fee for such services. Cowen also acted as the Company’s financial advisor and dealer-manager in connection with the Company’s “Dutch Auction” issuer tender offer, completed in April 2008, for which Cowen received a separate fee. Pursuant to the 2007 engagement letter, the Company agreed to offer to engage Cowen (or, with the Company’s consent, any of its affiliates) to serve as the Company’s exclusive financial advisor in connection with any “Restructuring Transaction” (as therein defined) that the Company might propose to effect during the term of Cowen’s engagement under the 2007 engagement letter or within twelve months of the termination thereof and, should Cowen be engaged pursuant to such offer, to pay Cowen a fee for such services. In addition, the Company has agreed to reimburse Cowen’s expenses incurred in connection with, and indemnify Cowen for certain liabilities that may arise out of, Cowen’s engagements described above.

For information with respect to the compensation payable to Cowen for its services as exclusive financial advisor to the Company in connection with the Transaction, see Item 5 of this Schedule 14D-9.

(vi) Opinion of PJSC

Pursuant to an engagement letter dated July 27, 2009, as amended on August 21, 2009, by and among PJSC, the Special Committee and the Company (as described in Item 5 below), the Special Committee engaged PJSC to act as its financial and strategic advisor in connection with a possible merger or similar transaction involving the Company and, if requested, to render to the Special Committee and the Company’s board of directors an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received in the Transaction.

On August 23, 2009, PJSC reviewed its analyses with the Special Committee and the Company’s board of directors (at their separate meetings) and delivered its oral opinion to the Special Committee and the Company’s board of directors, which was subsequently confirmed by delivery of a written opinion, dated August 23, 2009 (the “PJSC Opinion”), that, as of such date and subject to the assumptions, qualifications and limitations set forth in the PJSC Opinion, the consideration proposed to be received by the holders of Common Stock in connection with the Transaction was fair from a financial point of view to the holders of Common Stock.

The full text of the PJSC Opinion, dated August 23, 2009, which sets forth assumptions made, procedures followed, matters considered, and limitations on and scope of the review undertaken by PJSC in rendering the PJSC Opinion, is attached as Annex III to this Schedule 14D-9. The PJSC Opinion was directed only to the fairness, from a financial point of view, as of August 23, 2009, to the holders of Common Stock of the consideration proposed to be received by the holders of Common Stock in connection with the Transaction, was provided to the Special Committee and the Company’s board of directors in connection with its evaluation of the Transaction, did not address any other aspect of the Transaction and did not, and does not, constitute a recommendation to any holder of Common Stock or any other person as to whether such holder should accept the Offer or how such holder or person should vote or act on any matter relating to any part of the Transaction. The summary of the PJSC Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion, which is incorporated herein by reference. Holders of Common Stock are encouraged to read the PJSC Opinion carefully and in its entirety.

In connection with the PJSC Opinion, PJSC:

•	reviewed certain publicly available financial statements and other information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections for the Company prepared by the management of the Company;

•	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

•	reviewed the reported prices and trading activity of the Common Stock;

•

compared the financial performance and condition of the Company and the reported prices and trading activity of the Common Stock with that of certain other publicly traded companies that PJSC considered relevant;

•	reviewed publicly available information regarding the financial terms of certain transactions that PJSC considered relevant, in whole or in part, to evaluating the Transaction;

•	participated in certain discussions among representatives of the Company;

•	reviewed the proposed execution version of the merger agreement provided to PJSC on August 21, 2009; and

•	performed such other analyses, and considered such other information and financial, economic an market criteria as PJSC deemed appropriate.

PJSC expressed no view as to, and the PJSC Opinion does not address, the underlying business decision of the Company to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. PJSC also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the consideration to be received by the holders of Common Stock pursuant to the merger agreement. The PJSC Opinion did not constitute a recommendation to any holder of Common Stock as to whether or not to tender its Common Stock in the Offer or how to act on any matter relating to the Transaction.

The following summarizes the material financial analyses performed by PJSC and reviewed with the Special Committee and the Company’s board of directors on August 23, 2009 in connection with the delivery of the PJSC Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand PJSC’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PJSC’s financial analyses.

Analysis of Selected Publicly Traded Comparable Companies. Using publicly available information, PJSC performed a comparable companies analysis to determine (1) what the Company’s valuation would be if the Common Stock traded in the valuation range of certain comparable companies and (2) what the Company’s valuation would be if the Common Stock traded in such range and was to receive a premium to this valuation consistent with the median premium paid in announced cash acquisitions since July 23, 2006 of U.S. targets with equity values between $250 million and $500 million. PJSC reviewed and compared selected financial data of companies having operations that, for purposes of PJSC’s analysis and based on PJSC’s experience, PJSC deemed similar to operations of the Company (the “PJSC Selected Companies”). The PJSC Selected Companies were:

Abercrombie & Fitch Co.

Aeropostale Inc.

American Eagle Outfitters, Inc.

Buckle Inc.

Hot Topic, Inc.

Pacific Sunwear of California, Inc.

The Wet Seal, Inc.

For each of the PJSC Selected Companies, PJSC calculated and compared various financial multiples and ratios, including, among others:

•

enterprise value (which represents total equity value plus book values of total debt, preferred stock and minority interests less cash and equivalents) as a multiple of each of (i) net sales, (ii) earnings before interest and taxes (referred to as “EBIT” in this section (vi)) and (iii) earnings before interest, taxes, depreciation and amortization (including the amortization of construction allowances) (referred to as “EBITDA” in this section (vi)), in each case, for the last twelve months referred to as “LTM” in this section (vi)) and, in the case of the multiple based on EBITDA only, for the projected calendar year 2009, and

•

recent stock price per share as a multiple of earnings per share (referred to as “EPS” in this section (vi)), for LTM and for the projected calendar years 2009 and 2010, based upon the closing stock prices as of August 21, 2009.

For purposes of this analysis, PJSC obtained the projected EPS and EBITDA estimates for the public comparable companies by using the median of Wall Street analysts’ estimates as reported by First Call Investment Research on August 21, 2009 for the PJSC Selected Companies.

Based on this data, as of August 21, 2009, PJSC developed a summary valuation analysis based on a range of trading valuation multiples and ratios for the PJSC Selected Companies. This analysis resulted in the following ranges of implied multiples and ratios:

Metric	Multiple Ranges
LTM Net Sales	25.0%	–	75.0%
LTM EBITDA	4.0x	–	7.0x
CY 2009E EBITDA	4.0x	–	7.0x
LTM EBIT	5.0x	–	8.0x
LTM EPS	12.0x	–	15.0x
CY 2009E EPS	11.5x	–	17.0x
CY 2010E EPS	10.0x	–	15.0x

PJSC then calculated a range of implied equity values per share of Common Stock using the range of multiples and ratios from the selected companies and applying them to the Company’s financial statistics, both excluding and including a “control premium”. For this calculation, the Company’s historical financial statistics were obtained from the Company’s historical financial statements and the Company’s projected financial statistics were provided to PJSC by Company management. The per share values were based on the number of shares of Common Stock outstanding as of July 21, 2009. PJSC used a control premium of 25.0%, which was the median control premium paid the median premium paid in all announced cash acquisitions since July 23, 2006 of U.S. targets with equity values between $250 million and $500 million, as reported by Mergerstat.

Based on this analysis, PJSC derived reference ranges of implied equity values per share of Common Stock of $9.00 to $17.00, excluding a control premium, and $11.25 to $21.25, including a control premium. PJSC noted that the consideration proposed to be received by the holders of Common Stock in connection with the Transaction was within the range of equity values of implied by the PJSC Selected Companies.

Analysis of Selected Precedent Transactions. To analyze the consideration proposed to be received by the holders of Common Stock in connection with the Transaction relative to the consideration received by stockholders in selected other similar precedent transactions, PJSC prepared an analysis of selected precedent transactions that, for purposes of PJSC’s analysis and based on PJSC’s experience, PJSC deemed similar to the Transaction (the “PJSC Selected Precedent Transactions”).

The PJSC Selected Precedent Transactions included:

Target	Acquirer
Eddie Bauer Holdings, Inc.	Golden Gate Capital

Tween Brands, Inc.	Dress Barn Inc.

United Retail Group	Redcats USA

Deb Shops, Inc.	Lee Equity Partners

Genesco, Inc.	Finish Line, Inc.

Express (Limited Brands)	Golden Gate Capital

Claire’s Stores, Inc.	Apollo Management, L.P.

Eddie Bauer Holdings, Inc.	Sun Capital Partners and Golden Gate Capital

PJSC calculated the enterprise value in each of the PJSC Selected Precedent Transactions as a multiple of LTM Net Sales, EBITDA and EBIT. Based on this analysis, PJSC derived the following ranges of multiples and ratios:

Metric	Multiple Ranges
LTM Net Sales	30.0%	–	60.0%
LTM EBITDA	6.0x	–	9.0x
LTM EBIT	5.0x	–	10.0x

PJSC then calculated a range of implied equity values per share of Common Stock using the multiples and ratios from the PJSC Selected Precedent Transactions and applied them to the financial statistics of the Company. For this calculation, Company historical financial statistics were obtained from the Company’s historical financial statements and the Company’s projected financial statistics were provided to PJSC by Company management. The per share values were based on the number of shares of Common Stock outstanding as of July 21, 2009.

Based on this analysis, PJSC derived a reference range of implied equity values per share of Common Stock of $14.75 to $20.00. PJSC noted that the consideration proposed to be received by the holders of Common Stock in connection with the Transaction was within this range.

Discounted Cash Flow Analysis. PJSC performed a discounted cash flow analysis to calculate the theoretical value per share of Common Stock based on the value of the Company’s future free cash flows, as estimated and provided by the Company’s management for fiscal years 2010 to 2013.

In performing its discounted cash flow analysis, PJSC considered various assumptions that it deemed appropriate based on a review with Company management of the Company prospects and risks. PJSC believed it appropriate to utilize discount rates ranging from 13% to 17% and EBITDA terminal value multiples ranging from 5.0x to 7.0x.

Based on this analysis, PJSC derived a reference range of implied equity values per share of Common Stock of $19.00 to $27.00. PJSC noted that the consideration proposed to be received by the holders of Common Stock in connection with the Transaction was $17.50.

Miscellaneous. PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of the PJSC Opinion and did not assume any responsibility for independent verification of such information. With respect to the financial projections, PJSC assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. PJSC did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor was PJSC furnished with any such valuation or appraisal. The PJSC Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, August 21, 2009. PJSC has no obligation to update its opinion to take into account events occurring, or information that may become known to PJSC, after the time that the PJSC Opinion was delivered to the Special Committee and the Company’s board of directors.

PJSC assumed, to the extent material to its analysis, that all representations and warranties set forth in the merger agreement are and will be true and correct as of all of the dates made or deemed made, that all parties to the merger agreement will comply with all covenants of such party thereunder, that the Transaction will be consummated in accordance with its respective terms, without waiver, modification or amendment of any material term, condition or agreement, that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction and that Parent will obtain the necessary financing to effect the Transaction in accordance with the terms of financing commitments in the forms provided by Parent. PJSC is not a legal, tax or regulatory advisor and PJSC relied upon, without independent verification, the assessments of the Company and its legal, tax and regulatory advisors with respect to such matters.

In arriving at its opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, PJSC believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the summary set forth above, without considering all such analyses, could create an incomplete view of the process underlying the PJSC Opinion.

In performing its analyses, PJSC relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to current and future industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by PJSC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PJSC’s analysis of the fairness, from a financial point of view, to the holders of Common Stock of the consideration proposed to be received by the holders of Common Stock in connection with the Transaction, and were provided to the Special Committee and the Company’s board of directors solely in connection with the delivery of the PJSC Opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which may be higher or lower than the consideration proposed to be received by the holders of Common Stock in connection with the Offer or the merger, and which are inherently subject to uncertainty. Because such analyses are inherently subject to uncertainty, PJSC does not assume responsibility for their accuracy.

With regard to the comparable public company analysis and the precedent transactions analysis summarized above, PJSC selected such public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is identical to the Company, the Offer or the merger. Accordingly, an analysis of the foregoing was not mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the acquisition or public trading values of the selected companies and transactions to which the Company and the Transaction were being compared. The consideration proposed to be received by the holders of Common Stock in connection with the Transaction was determined through negotiations between Parent, the Special Committee and the Company’s board of directors, and was approved by the Special Committee and the Company’s board of directors. PJSC did not recommend any specific consideration to the Special Committee or the Company’s board of directors or that any given consideration constituted the only appropriate consideration for the Transaction. In addition, as described elsewhere in this Solicitation/Recommendation Statement on Schedule 14D-9, the PJSC Opinion was one of many factors taken into consideration by the Company’s board of directors in evaluating the Transaction. Consequently, the PJSC analyses described above should not be viewed as determinative of the respective opinions of the Special Committee or the Company’s board of directors with respect to the Transaction.

The financial advisory services PJSC provided to the Special Committee and the Company’s board of directors in connection with the Transaction were not limited to the delivery of the PJSC Opinion. PJSC acted as financial and strategic advisor to the Special Committee in connection with the Transaction.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under Cowen’s March 13, 2009 engagement letter with the Company (see Item 4 above of this Schedule 14D-9), if the Offer is consummated, Cowen will thereupon become entitled to receive a transaction fee of approximately $3.9 million. Cowen became entitled, under its engagement letter, to fees for rendering the Cowen Opinion, without regard to whether or not the Transaction is consummated, and the amount of such fee ($1.0 million) will be credited against the Transaction fee. If, following or in connection with any termination, abandonment or failure to occur of the Transaction, the Company is entitled to receive a termination or similar fee (including any judgment for damages or settlement of any dispute as a result of such termination, abandonment or failure to occur), Cowen is entitled to receive 25% (but in no event more than the Transaction fee Cowen would have earned had the Offer been consummated) of the aggregate amount received by the Company. The Company has also agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between the Company and Cowen, and both the Special Committee and the board of directors were aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Offer, in requesting the Cowen Opinion. For additional information regarding Cowen’s prior relationship to the Company, see Item 4 above of this Schedule 14D-9.

Under PJSC’s July 27, 2009 engagement letter with the Special Committee, as amended on August 21, 2009, PJSC became entitled to (i) a retainer fee of $100,000, payable on the date that the Company entered into the engagement letter, (ii) a fee equal to $150,000, payable on the dated that PJSC first delivered to the Special Committee its presentation and financial analysis regarding the Transaction and (iii) a fee equal to $800,000 (less any amounts paid pursuant to the fees described in clauses (i) and (ii) of this sentence), payable only if the Company or Special Committee requested that PJSC render an opinion and only upon the earlier to occur of (x) the date upon which PJSC would advise the Company that it was prepared to render its opinion and (y) the date upon which PJSC would advise the Company that it was unable to render its opinion. PJSC is not entitled to receive an additional fee contingent upon the consummation of either the Offer or the merger. The Company has agreed to reimburse PJSC for its out-of-pocket expenses, including fees and disbursements of its counsel, incurred in connection with its engagement and to indemnify PJSC and certain related persons against liabilities and expenses, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) In addition, pursuant to Section 6.8 of the merger agreement, the Company has agreed to cease any solicitations, discussions and negotiations with any third party (other than Parent or Purchaser) that has made or has indicated an intention to make a takeover proposal relating to any direct or indirect acquisition, merger consolidation, reorganization, share exchange, recapitalization, liquidation, business combination, asset acquisition, tender offer, exchange offer or similar transaction (whether a single transaction or series of related transactions) involving (i) the assets or businesses that constitute or represent 20% or more of the total revenue, operating income or assets of the Company and its subsidiaries, or (ii) 20% or more of the outstanding shares of Common Stock or any other Company capital stock or capital stock of, or other equity or voting interests in, any of the Company’s subsidiaries, in each case other than the Contemplated Transactions (a “Takeover Proposal”). In addition, until the earlier of the Effective Time or the termination of the merger agreement in accordance with its terms, the Company has agreed not to, directly or indirectly (i) solicit, initiate, or knowingly encourage the submission of, any Takeover Proposal, (ii) approve or recommend any Takeover Proposal or enter into any agreement with respect to a Takeover Proposal, (iii) participate or engage in or continue any discussions or negotiations regarding, or furnish to any third party any information that would facilitates a Takeover Proposal or (iv) release any third party from, fail to enforce the fullest extent possible, or modify or waive any applicable provision of, any applicable confidentiality, standstill or similar agreement or amend or waive the Rights Agreement with respect to any Takeover Proposal. However, prior to the Acceptance Time, in response to an unsolicited written Takeover Proposal from a third party that did not result in a breach of the merger agreement or any standstill or similar agreement that the board of directors or the Special Committee determines in good faith is, or could reasonably be expected to result in or lead to a transaction that is more favorable to the holders of Common Stock from a financial point of view than the Contemplated Transactions and is reasonably capable of being completed on the terms proposed (a “Superior Proposal”), and where the failure to take such action would be inconsistent with the obligations of the board of directors or the Special Committee under applicable law, including its fiduciary duties to the Company’s stockholders, the Company may, after providing advance notice to Parent, and subject to certain additional terms and conditions described in Section 6.8 of the merger agreement, (a) withdraw, modify or amend its recommendation for the Contemplated Transactions, (b) approve or recommend any Takeover Proposal or (c) authorize and allow the Company to enter into an agreement concerning a transaction that constitutes a Superior Proposal.

(d) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the merger agreement, of certain persons to be appointed to the board of directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the merger agreement, the Company granted to Parent an irrevocable option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the merger agreement, to purchase with cash or, at its election, with a promissory note bearing interest at the applicable Federal rate determined under Section 1274(d) of the Code or by any combination of cash and such promissory note, at a price per share equal to the Offer Price, that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lesser of (i) the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) or (ii) the aggregate of the number of shares of Common Stock held as treasury shares by the Company and its subsidiaries and the number of shares of Common Stock that the Company is authorized to issue under its Charter but that are not issued and outstanding (and are not reserved for issuance) as of immediately prior to the exercise of the Top-Up Option.

Conditions to the Offer

The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors has approved the Offer, the Top-Up Option, the merger and the merger agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the merger after consummation of the Offer with the consent of Parent and without convening a meeting of the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the merger agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the merger and the transactions contemplated under the merger agreement.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the effective time of the merger (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex IV hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the merger agreement if the merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the merger agreement, and neither voting against, abstaining from voting, nor failing to vote on the merger agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Charlotte Russe Holding, Inc., 4645 Morena Boulevard, San Diego, CA 92117. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the merger agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the merger agreement or consent thereto in writing. Voting in favor of the adoption of the merger agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the merger agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the merger agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the surviving corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the surviving corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the shares of Common Stock in the Offer.

Under the HSR Act, the purchase of the shares of Common Stock in the Offer may not be completed until both Parent and Charlotte Russe file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period, expiring at 11:59 PM (Eastern Time) following receipt of Parent’s filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM (Eastern Time) of the next business day. Parent and Charlotte Russe each intends to file the Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on September 1, 2009. The initial waiting period applicable to the purchase of shares of Common Stock is therefore expected to expire on September 16, 2009, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Parent, the waiting period with respect to the Offer and the merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the shares of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the shares of Common Stock in the Offer and the merger, the divestiture of the shares of Common Stock purchased in the Offer or the divestiture of substantial assets of Purchaser, Charlotte Russe or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of Charlotte Russe, Purchaser and Parent to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Charlotte Russe’s current expectations, and those made at other times will be based on Charlotte Russe’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, market acceptance of products, Charlotte Russe’s ability to raise capital if needed, uncertainties regarding intellectual property and other risks detailed from time to time in Charlotte Russe’s SEC reports, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2008 as amended by Form 10-K/A. Charlotte Russe disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 31, 2009.(1)(2)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)(2)

(a)(1)(C)	Notice of Guaranteed Delivery.(1)(2)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(F)	Form of Summary Advertisement as published on August 31, 2009 in The Wall Street Journal.(1)

(a)(1)(G)	Press Release issued by Charlotte Russe Holding, Inc., dated August 24, 2009 (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D-9C by the Company on August 24, 2009).

Exhibit No.	Description
(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).(2)

(a)(2)	Letter to Stockholders from the Chairman of the Board of Charlotte Russe Holding, Inc., dated August 31, 2009.(2)

(a)(5)(A)	Opinion of Cowen and Company, LLC, dated August 23, 2009 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(a)(5)(B)	Opinion of Peter J. Solomon Company L.P. dated August 23, 2009 (incorporated by reference to Annex III attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated August 24, 2009, by and among Advent CR Holdings, Inc., Advent CR, Inc. and Charlotte Russe Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(e)(2)	Guarantee of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership in favor of Charlotte Russe Holding, Inc. dated August 24, 2009 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(e)(3)	Guarantee of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership in favor of Charlotte Russe Holding, Inc. dated August 24, 2009 (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).

(e)(4)	Confidentiality Agreement, dated March 16, 2009, by and between Cowen and Company, LLC (on behalf of Charlotte Russe Holding, Inc.) and Advent International Corporation.(1)

(e)(5)	Form of Indemnification Agreement for Directors and Officers of Charlotte Russe Holding, Inc. (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement 333-84297 filed on October 15, 1999).

(e)(6)	Offer Letter by and between Charlotte Russe Holding, Inc., and John D. Goodman dated November 7, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed November 13, 2008).

(e)(7)	Offer Letter by and between Charlotte Russe Holding, Inc., and Emilia Fabricant dated November 11, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed November 13, 2008).

(e)(8)	Amended and Restated Offer Letter by and between Charlotte Russe Holding, Inc., and Frederick G. Silny dated November 7, 2008 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed November 13, 2008).

(e)(9)	Offer Letter by and between Charlotte Russe Holding, Inc., and Edward Wong dated August 10, 2005 (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K filed December 13, 2006).

(e)(10)	Amendment dated August 7, 2008 to Offer Letter by and between Charlotte Russe Holding, Inc., and Edward Wong dated August 10, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K filed August 7, 2008).

Exhibit No.	Description
(e)(11)	Offer Letter by and between Charlotte Russe Holding, Inc., and Sandra Tillett dated September 29, 2008 (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K filed December 9, 2008).

(e)(12)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Advent CR Holdings, Inc. and Advent CR, Inc. to John Goodman.

(e)(13)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Advent CR Holdings, Inc. and Advent CR, Inc. to Emilia Fabricant.

(e)(14)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Advent CR Holdings, Inc. and Advent CR, Inc. to Frederick Silny.

(e)(15)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Advent CR Holdings, Inc. and Advent CR, Inc. to Edward Wong.

(e)(16)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Advent CR Holdings, Inc. and Advent CR, Inc. to Sandra Tillett.

(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on August 31, 2009.
(2)	Included in materials mailed to the stockholders of Charlotte Russe Holding, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLOTTE RUSSE HOLDING, INC.

By:
Name:	John D. Goodman
Title:	Chief Executive Officer

Dated: August 31, 2009

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Cowen and Company, LLC to the Special Committee and Board of Directors of Charlotte Russe Holding, Inc., dated August 23, 2009

Annex III—Opinion of Peter J. Solomon Company to the Special Committee and Board of Directors of Charlotte Russe Holding, Inc., dated August 23, 2009

Annex IV—Section 262 of the Delaware General Corporation Law

ANNEX I

CHARLOTTE RUSSE HOLDING, INC.

4645 MORENA BOULEVARD

SAN DIEGO, CA 92117

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about August 31, 2009 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe” or the “Company”), with respect to the tender offer by Advent CR Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”) to the holders of record of shares of common stock, par value $0.01 per share, of Charlotte Russe (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Charlotte Russe. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to seats on the board of directors of Charlotte Russe. Such designation would be made pursuant to the Agreement and Plan of Merger, dated August 24, 2009 (together with any amendments or supplements thereto, the “merger agreement”), by and among Parent, Purchaser and Charlotte Russe that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “merger”).

Pursuant to the merger agreement, Purchaser commenced a cash tender offer (the “Offer”) on August 31, 2009 to purchase all of the outstanding shares of Common Stock, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company, at a price per share of $17.50, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 31, 2009 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the merger agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, September 28, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Charlotte Russe’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on August 31, 2009.

The merger agreement provides that after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) and has acquired a majority of the Common Stock pursuant to the Offer, Purchaser will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by Purchaser or any other subsidiary of Parent, and having a denominator equal to the total number of shares of Common Stock then issued and outstanding. Charlotte Russe has agreed to use its reasonable best efforts to enable Purchaser’s designees to be elected or designated to the board of directors and commercially reasonable efforts, if requested by Parent or Purchaser, to seek and accept resignations of incumbent directors and/or to increase the size of the board of directors, to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, Charlotte Russe must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the Nasdaq Marketplace Rules, on each committee of the board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the effective time of the merger (the “Effective Time”), the Company will cause the board of directors to maintain two directors who were directors prior to the execution of the merger agreement, each of whom are not officers of the Company or any subsidiary of the Company (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Directors shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be an Independent Director for purposes of the merger agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, any Company subsidiary, Parent or Purchaser, and such persons shall be deemed to be Independent Directors.

After the election or appointment of Parent’s designees to Charlotte Russe’s board of directors, the affirmative vote of all of the Independent Directors then in office shall (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter, the Bylaws or applicable law), be required for the Company to:

•	amend or terminate the merger agreement;

•	extend the time for performance of any obligation or action by Parent or Purchaser under the merger agreement; or

•	waive or exercise any of the Company’s rights under the merger agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the board of directors.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser’s designees has been furnished to Charlotte Russe by Parent, and Charlotte Russe assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Parent and Purchaser have informed Charlotte Russe that Purchaser’s designees to the board of directors (collectively, the “Purchaser Designees”) will consist of the individuals listed in the table below. The table below sets forth the name, age, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each Purchaser Designee. Parent and Purchaser have informed Charlotte Russe that each of the Purchaser Designees has consented to act as a director of Charlotte Russe, if so designated.

Based solely on the information set forth in the table below, none of the Purchaser Designees listed in the table below (1) is currently a director of, or holds any position with, Charlotte Russe, or (2) has a familial relationship with any directors or executive officers of Charlotte Russe. Charlotte Russe has been advised that, to the best knowledge of Purchaser and Parent, none of the Purchaser Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Charlotte Russe and none have been involved in any transactions with Charlotte Russe or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have each informed Charlotte Russe that, to the best of its knowledge, none of the Purchaser Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the shares of Common Stock pursuant to the Offer and the merger agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Monday, September 28, 2009. It is currently not known which of the current directors of Charlotte Russe would resign.

Name	Age	Position	Employment History
Andrew Crawford	30	Director, President, Treasurer and Secretary of Purchaser; Principal of Advent

Mr. Andrew Crawford joined Advent International Corporation (“Advent”) in 2003 as an Associate focusing on buyout and growth equity investments. In 2006, he left to attend Harvard Business School, and in 2008, he rejoined Advent to continue to focus on investments in the retail and consumer sectors. Mr. Crawford is currently a Principal at Advent.

Mr. Crawford’s past experience includes working at Castle Harlan, a New York-based private equity firm, and Bowles Hollowell Connor / First Union, a leading middle-market M&A investment bank.

Mr. Crawford received a BS, cum laude, from Washington and Lee University and an MBA from Harvard Business School.

Name	Age	Position	Employment History
David Mussafer	46	Senior Vice President and Managing Partner, Director, and Executive Officers’ Committee Member of Advent

Mr. David Mussafer is responsible for Advent North American deal group and is a member of the firm’s Executive Committee. He joined Advent in 1990 and has 19 years of buyout and private equity experience. Previously, he worked at Chemical Bank and Adler & Shaykin in New York.

Mr. Mussafer has been involved in more than 30 buyout deals at Advent and personally led more than a dozen buyout and growth equity investments across a range of industries. His specific investment experience has focused on business and financial services, healthcare services and specialty retail transactions.

Mr. Mussafer holds a BSM, cum laude, from Tulane University and an MBA from the Wharton School of the University of Pennsylvania.

Mr. Mussafer is currently a director of lululemon athletica, Amscan/Party City, Fifth Third Payment Systems, Dufry AG and Shoes For Crews.

Jenny Ming	54	Operating Partner of Advent

Ms. Jenny Ming joined Advent in 2008 and is an Operating Partner focused on investment opportunities in the apparel retail section.

From 2005 until joining Advent, Ms. Ming was involved with non-profit organizations, including the Committee of 100, where she was appointed Vice Chairman in 2005, and the Museum of the Chinese in America, where she became a trustee in 2007. From 1998 to 2006, Ms. Ming served as President of Old Navy for more than seven years. In that role, she oversaw all aspects of the fashion retailer, managing a network of over 950 stores in North America. Prior to that, she served as Executive Vice President, Merchandising at Old Navy, responsible for store design, visual merchandising, planning and distribution. Ms. Ming was also part of the executive team that launched Old Navy in 1994. She began her career with Gap Inc. in 1986 as Merchandise Manager of Gap brand activewear.

Ms. Ming received her bachelor’s degree in clothing merchandising from San Jose State University.

Ms. Ming is currently a director of Kaiser Foundation Health Plan and Hospitals and continues to serve as a trustee for the Museum of the Chinese in America.

CERTAIN INFORMATION CONCERNING CHARLOTTE RUSSE

The authorized capital stock of Charlotte Russe consists of 100,000,000 shares of Common Stock and 3,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on August 11, 2009, there were 21,057,991 shares of Common Stock outstanding and no shares of preferred stock outstanding. The board of directors currently consists of seven members.

The Common Stock is the only class of voting securities of Charlotte Russe outstanding that is entitled to vote at a meeting of stockholders of Charlotte Russe. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF CHARLOTTE RUSSE

The following table sets forth the current directors and executive officers of the Company and their ages as of August 31, 2009:

Name	Age	Position(s)
Michael J. Blitzer	60	Director
Paul R. Del Rossi	66	Director
Emilia Fabricant	43	Director, President and Chief Merchandising Officer
John D. Goodman	45	Director and Chief Executive Officer
Herbert J. Kleinberger	57	Director
Leonard H. Mogil	63	Director
Jennifer C. Salopek	46	Chairman of the Board of Directors
Frederick G. Silny	59	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Sandra Tillett	48	Executive Vice President, Store Operations
Edward Wong	52	Chief Operating Officer

Michael J. Blitzer has served as a member of our board of directors since July 2007. Since September 2005, he has served as a Principal of Portsmouth Partners, LLC, an advisory firm that provides operational and strategic services to private equity groups that focus on retail, wholesale and consumer industries. From November 2002 to September 2005, Mr. Blitzer served as the Lead Independent Director and Vice Chairman of the board of directors of LeSportsac Inc. Previously, Mr. Blitzer served as the Vice Chairman of Phillips-Van Heusen Corporation, one of the world’s largest apparel companies, from September 1997 until he retired in November 2002. Mr. Blitzer spent over 30 years at Phillips-Van Heusen Corporation and at Macy’s in various executive merchandising positions in Women’s and Menswear, Accessories and Footwear. He has also worked with a variety of companies in both apparel and accessories including Neiman Marcus Group and Liz Claiborne Inc. In addition to LeSportsac Inc. Mr. Blitzer has served on the board of Kate Spade, LLC and currently serves on the board of Modell’s Sporting Goods, Kenneth Cole Productions, Inc. and Intermix, LLC.

Paul R. Del Rossi has served as a member of our board of directors since January 2000. He has also served as Chairman and CEO for Northfork Partners, LLC, a diversified investment company, since August 2003. Until 2002, Mr. Del Rossi served as Chairman of General Cinema Theatres and General Cinema International. From 1983 through 1997, he was President and CEO of General Cinema Theatres. Prior to joining General Cinema, Mr. Del Rossi was Senior Vice President of the Venture Capital Group at The Boston Company.

Emilia Fabricant has served as a member of our board of directors and as our President and Chief Merchandising Officer since November 2008. From March 2007 to November 2008, she served as President and Chief Merchandising Officer of babystyle®, a maternity, infant and baby retailer, which voluntarily filed for chapter 11 bankruptcy in 2008. In 2001, Ms. Fabricant founded Cadeau Designs LLC, a company created to offer elegant, fashion-forward maternity clothes, and served as Cadeau Design’s Chief Executive Officer until its purchase by babystyle in April 2007. Prior to launching Cadeau Maternity, Ms. Fabricant was General Merchandise Manager of Women’s Apparel and Accessories for Eve.com, President of Katayone Adeli LLC and prior to that, she served as Senior Vice President, Divisional Merchandise Manager for Barneys New York. Fabricant spent 10 years at Barneys, and was credited for launching freestanding CO-OPs and pioneering and launching “Procreation,” Barneys’ private-label maternity line. She earned a bachelor’s degree from Drew University in 1988.

John D. Goodman has served as a member of our board of directors and as our Chief Executive Officer since November 2008. Mr. Goodman has more than 20 years of experience in the retail industry. Prior to joining

Charlotte Russe, from April 2008 to October 2008, he served as President and Chief Executive Officer of Mervyn’s LLC department stores, a mall-based retailer offering family-focused fashions and home décor, which voluntarily filed for chapter 11 bankruptcy in 2008. Prior to joining Mervyn’s, Mr. Goodman served as President and General Manager of the Dockers brand at Levi Strauss & Co from June 2005 to March 2008. Prior to that, he was Senior Vice President and Chief Apparel and Home Officer for Kmart Holding Corporation from December 2003 to May 2005, and earlier in his career he held various executive positions at Gap, Inc. where he was instrumental in the launch of the Banana Republic Factory Stores and Old Navy Outlet stores. Mr. Goodman began his career in the Executive Training Program at Bloomingdale’s. He earned a bachelor’s degree from the University of Maryland in 1986.

Herbert J. Kleinberger has served as a member of our board of directors since October 2007. Since October 2007 he has been a Principal in ARC Business Advisors LLC, a New York City based firm that provides strategic advisory services to businesses and investors in the apparel, retail and consumer industries. From October 2002 to October 2007, Mr. Kleinberger held various positions within IBM’s Global Business Services group, including Store Practice Leader and Global Retail Strategy Leader. Prior to that, Mr. Kleinberger was a Partner with PricewaterhouseCoopers and leader of the retail consulting practice at PricewaterhouseCoopers for 10 years, from July 1988 until PricewaterhouseCoopers Consulting was purchased by IBM in October 2002.

Leonard H. Mogil has served as a member of our board of directors since August 2001 and served as our interim Chief Executive Officer and Chief Financial Officer from July 2008 to November 2008. Mr. Mogil retired in August 2001 from the position of Group Executive Vice President of Retail Operations at Phillips-Van Heusen Corporation, where he had held various executive positions since joining the company in 1989. Prior to joining Phillips-Van Heusen Corporation, Mr. Mogil held executive positions at various commercial and retail organizations, including Gertz Department Stores, Block’s Department Stores and Joske’s of Texas. He began his professional career at the accounting firm of Touche Ross & Co. where he became a Certified Public Accountant.

Jennifer C. Salopek has served as a member of our board of directors since February 2006 and currently serves as the Chairman of the board of directors. She also currently serves as a Principal with ARC Business Advisors LLC. Prior to co-founding ARC Business Advisors LLC in October 2005 after completing related business development activities that began in June 2005, she was Executive Vice President with Tommy Hilfiger Corporation from July 2004 to June 2005. Previously, Ms. Salopek served as Partner with PriceWaterhouseCoopers Consulting and its successor, IBM Business Consulting Services, during her tenure from 1999 to July 2004, and she served as Vice President of Strategic Planning and subsequently Senior Vice President of Retail for Calvin Klein from 1994 to 1999. She began her career in 1983 at Price Waterhouse, where she became a Certified Public Accountant, and worked for their Management Horizons retail consulting practice from 1989 to 1994.

Frederick G. Silny has served as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since November 2008. Since May 2006, Mr. Silny has served as a director of a privately-held company in the homeland security sector. Prior to that, he served as Senior Vice President and Chief Financial Officer for Guess?, Inc., a retailer specializing in contemporary apparel, accessories and related consumer products, from November 2001 to May 2006. Prior to Guess?, Mr. Silny served as Chief Financial Officer and Corporate Secretary of CarsDirect.com, Inc. from 1999-2001. Before that, he spent 10 years at IHOP Corp., serving as Chief Financial Officer, Vice President Finance and Treasurer. From 1979 to 1989, Mr. Silny held a variety of financial and operational positions with Carnation Company, now a division of Nestle, except for the period from 1982 to 1984, when he headed international treasury for Litton Industries, Inc. He began his career as a Certified Public Accountant with Coopers & Lybrand in 1976. He received a B.S. from McGill University in 1971 and an MBA from University of Chicago Graduate School of Business in 1976.

Sandra Tillett was promoted to our Executive Vice President, Store Operations in August 2008 after having joined us as Senior Vice President of Store Operations in May 2008. Ms. Tillett has 23 years experience in the retail industry. Prior to joining Charlotte Russe, Ms. Tillett most recently served as Senior Vice President of

Stores for Ann Taylor, a women’s specialty retailer, from 2006 to 2008, and as Regional Vice President for the Southeast region from 2004 to 2006. From 1998 to 2004, she served as Director of Sales and Operations for Naturalizer’s Retail Division. Prior to 1998, Ms. Tillett held various retail management positions with Pottery Barn, the Disney Stores, Talbot’s and May Company.

Edward Wong was promoted to our Chief Operating Officer in August 2008 after having served as our Executive Vice President, Chief Supply Chain Officer since June 2006. Mr. Wong joined us as our Vice President of Information Systems in December 2003 and was subsequently promoted to Senior Vice President of Supply Chain and Systems in June 2004. From 2002 through 2003, Mr. Wong was Executive Vice President of Supply Chain Technologies for Factory2-U, a retailer which operated over 420 stores. Previously, Mr. Wong was employed by ProfitLogic, a provider of markdown optimization systems, from 2001 to 2002 where he was Vice President of Solution Design. He began his retail career in 1979 at the Sears department store chain and served in various positions at Macy’s, Mervyn’s, Gap, Eddie Bauer and Gymboree.

CORPORATE GOVERNANCE AND BOARD MATTERS

INDEPENDENCE OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

As required under NASDAQ Stock Market listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board. Our board of directors consults with our counsel to ensure that the board of directors’ determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Charlotte Russe, our senior management and our independent auditors, our board of directors has affirmatively determined that the following five directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Blitzer, Del Rossi, Kleinberger and Mogil and Ms. Salopek. In making this determination, our board of directors found that none of these directors had a material or other disqualifying relationship with the Company, and noted that, in accordance with NASDAQ listing standards, Mr. Mogil’s previous employment as our Interim Chief Executive Officer and Chief Financial Officer did not adversely affect his independence as his employment with us as an executive officer lasted less than one year. Mr. Goodman, our Chief Executive Officer and Ms. Fabricant, our President and Chief Merchandising Officer, are not independent directors by virtue of their employment with us. As required under applicable NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our board of directors are comprised entirely of directors determined by the board of directors to be independent within the meaning of the applicable NASDAQ listing standards.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our board of directors currently has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following is a description of each current committee and its functions.

Audit Committee

The Audit Committee operates pursuant to a written charter that is available on our website at http://www.charlotterusse.com. The Audit Committee met 12 times during the fiscal year ended September 27, 2008 and currently consists of Messrs. Blitzer and Kleinberger and Ms. Salopek, with Mr. Kleinberger serving as Chair of the Audit Committee. The functions of the Audit Committee include, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	evaluating the performance of and assessing the qualifications of our independent auditors;

•	monitoring the rotation of partners of our independent auditors on our audit engagement team;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	reviewing and approving transactions between Charlotte Russe and any related persons; and

•

reviewing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Our board of directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert,” as defined in applicable Securities and Exchange Commission, or SEC, rules and NASDAQ listing standards. In making this determination, our board of directors made a qualitative assessment of each member’s level of knowledge and experience based on a number of factors, including his or her formal education and prior work experience.

Report of the Audit Committee of the Board of Directors

The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of Charlotte Russe under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The purpose of the Audit Committee is to assist the Board in its general oversight of, among other things: our financial reporting and the integrity of our financial statements and related financial information; our internal control environment, systems and performance; the qualifications and independence of the independent accountants; and the performance of the independent accountants.

In carrying out these responsibilities, the Audit Committee, among other things: oversees the preparation of our annual and quarterly financial statements by management and reviews with management and the independent accountants, prior to issuance, the information to be released and our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q; oversees the work of the independent accountants, including appointment, reviewing the scope of audit services, approving all audit and non-audit services and fees to be paid, evaluating performance, and confirming independence; and oversees management’s implementation and maintenance of effective systems of internal and disclosure controls, including review of the processes with respect to the certifications by our Chief Executive Officer and Chief Financial Officer that are required in periodic reports filed by Charlotte Russe with the SEC, the internal auditing plans and programs and our policies relating to legal and regulatory compliance.

The Audit Committee charter describes in greater detail the full responsibilities of the Audit Committee. The members of the Audit Committee are currently Messrs. Blitzer and Kleinberger and Ms. Salopek. The board of directors has determined that all members of the Audit Committee are independent and constitute audit committee financial experts within the meaning of the applicable NASDAQ listing standards.

Management is responsible for the preparation, presentation and integrity of the financial statements, accounting and financial reporting principles, and internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The independent accountants are responsible for annually performing an audit of our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and the effectiveness of our internal control over financial reporting. In addition, the independent accountants conduct quarterly reviews of our financial statements.

The Audit Committee reviews with the independent accountants the scope of their services, the results of their audits and reviews, their evaluation of our internal controls, and the overall quality of our financial reporting. The independent accountants also periodically update the Audit Committee about new accounting developments and their potential impact on our reporting. The Audit Committee meets regularly with the independent accountants without management present. The Audit Committee also meets regularly with management without the independent accountants present, and discusses management’s evaluation of the independent accountants’ performance. The Audit Committee is not, however, employed by us, nor does it provide any expert assurance or professional certification regarding our financial statements. The Audit Committee relies, without independent verification, on the accuracy and integrity of the information provided, and representations made, by management and the independent accountants.

With respect to fiscal year 2008, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent accountants. The Audit Committee has reviewed and discussed with management its process for preparing its report on its assessment of the internal control over financial reporting, and at regular intervals received updates on the status of this process and actions taken by management to respond to issues and deficiencies identified. The Audit Committee discussed and reviewed with the independent accountants their audit of internal control over financial reporting and the overall scope, plan and results of the independent accountants’ examination of the financial statements.

In discharging its oversight responsibility as to the audit process, the Audit Committee has also received the written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent accountants the independent accountants’ independence. The Audit Committee discussed with the independent accountants any relationships that may impact their objectivity and independence, including fees paid relating to the audit and any non-audit services performed, and satisfied itself as to that firm’s independence. The Audit Committee also discussed and reviewed with the independent accountants all communications required by generally accepted accounting standards, including those described in Statement on Auditing Standards No. 114, “The Auditor’s Communication with Those Charged with Governance,” as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based upon the Audit Committee’s discussion with management and the independent accountants and the Audit Committee’s review of the representation of management and the report of the independent accountants to the Audit Committee, subject to the limitations on the role and responsibility of the Audit Committee referred to in the written charter of the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended September 27, 2008 for filing with the SEC. The Audit Committee also approved the selection of the independent accountants and the board of directors concurred in such authorization.

Audit Committee

Herbert J. Kleinberger, Chairman

Michael J. Blitzer

Jennifer C. Salopek

Compensation Committee

The Compensation Committee operates pursuant to a written charter that is available on our website at http://www.charlotterusse.com. The Compensation Committee met 17 times during the fiscal year ended September 27, 2008 and currently consists of Messrs. Blitzer, Del Rossi and Kleinberger, with Mr. Del Rossi serving as Chair of the Compensation Committee. The functions of the Compensation Committee include, among other things:

•	recommending to our Board of Directors the compensation and other terms of employment of our Chief Executive Officer;

•

reviewing and approving the compensation and other terms of employment of our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	recommending to our Board of Directors the type and amount of compensation to be paid or awarded to board members;

•

evaluating and recommending to our Board of Directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements; and

•	reviewing with management our Compensation Discussion and Analysis and considering whether to recommend that it be included in our proxy statements and other filings.

Typically, the Compensation Committee meets at least quarterly and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer and other members of executive management. During each meeting, the Compensation Committee generally meets in executive session, however, various members of executive management and outside consultants may be invited to make presentations or provide information and advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not be present or participate in any deliberations of the Compensation Committee regarding his compensation. The Chief Executive Officer does, however, participate in the discussions of compensation for the other executive officers. The charter of the Compensation Committee grants the Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms.

Under its charter, the Compensation Committee also has the primary authority to review, at least annually, and recommend to the Board of Directors all compensation for our non-employee directors in connection with their service on our Board of Directors.

Also under its charter, the Compensation Committee may form and delegate authority to subcommittees, as appropriate. The Compensation Committee has delegated authority to the Chief Executive Officer to grant, without any further action required by the Compensation Committee, stock options to our employees who are not designated as executive officers for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, based on guidelines that were reviewed and approved by the Compensation Committee. The purpose of this delegation of authority is to enhance the flexibility of option administration and to facilitate the timely grant of options to non-executive employees, particularly new employees, within specified limits approved by the Compensation Committee. Typically, as part of its oversight function, the Compensation Committee will review on a periodic basis the list of grants made by the Chief Executive Officer. During the fiscal year ended September 27, 2008, the Chief Executive Officer exercised his authority to grant options to purchase an aggregate of 178,650 shares to non-officer employees.

Historically, the Compensation Committee has made significant adjustments to current fiscal year annual compensation, determined equity awards and established new performance objectives at one or more meetings held during the fourth quarter of the previous fiscal year. The Compensation Committee determines bonus awards for the previous fiscal year during meetings held during the first quarter of the current year. The Compensation Committee will also consider matters related to the individual compensation of executive officers, including compensation for new executive hires, as well as new trends and plans and approaches to compensation at appropriate meetings throughout the year. Generally, the Compensation Committee’s process comprises three related elements: the consideration and approval of bonuses for past periods; the determination of compensation levels; and the establishment of performance objectives for the current or ensuing year. The Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by our Chief Executive Officer. As a part of its deliberations, the Compensation Committee may review and consider materials such as our stock performance data, financial reports and projections, operational data, company-wide compensation data and recommendations from our compensation consultants, including analyses of executive compensation paid at peer group companies.

The specific determinations of the Compensation Committee with respect to executive compensation are described in greater detail in the Compensation Discussion and Analysis section of this Information Statement.

Compensation Committee Report

The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of Charlotte Russe under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation Committee

Paul R. Del Rossi, Chairman

Michael J. Blitzer

Herbert J. Kleinberger

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee operates pursuant to a written charter that is available on our website at http://www.charlotterusse.com. The Nominating and Corporate Governance Committee met five times during the fiscal year ended September 27, 2008 and currently consists of Ms. Salopek and Mr. Del Rossi, with Ms. Salopek serving as Chair of the Nominating and Corporate Governance Committee. The functions of the Nominating and Corporate Governance Committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

•	evaluating director performance on the Board of Directors and applicable committees of the Board of Directors and determining whether continued service on our Board of Directors is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	evaluating nominations by stockholders of candidates for election to our Board of Directors;

•	developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•

recommending to our Board of Directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the long-term interests of our stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Charlotte Russe, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relevant considerations. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to our Board of Directors by majority vote.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board at an annual meeting of stockholders must do so by delivering at least 120 days prior to the anniversary date of the mailing of the proxy statement for our last annual meeting of stockholders a written recommendation to the Nominating and Corporate Governance Committee at the following address: 4645 Morena Boulevard, San Diego, California 92117. Each submission must set forth: the name and address of the stockholder on whose behalf the submission is made; the number of our shares that are owned beneficially by such stockholder as of the date of the submission; the full name of the proposed candidate; a description of the proposed candidate’s business experience for at least the previous five years; complete biographical information for the proposed candidate; and a description of the proposed candidate’s qualifications as a director. To date, the Nominating and Corporate Governance Committee has not received a director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

Additional Ad Hoc Committees

From time to time, our Board of Directors may establish additional ad hoc committees to address specific areas as the need arises. For example, during fiscal 2008, our Board of Directors established the following two additional ad hoc committees:

•

Business Strategy Committee to assist with oversight of our business strategy, make recommendations to the full Board regarding our business strategy and serve as a focal point for communication between management and the Board regarding our business strategy; and

•	Search Committee to identify executive officer candidates.

MEETINGS OF THE BOARD OF DIRECTORS AND BOARD AND COMMITTEE ATTENDANCE

Our Board of Directors met 26 times during the fiscal year ended September 27, 2008. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively. We invite all of our directors and nominees for director to attend our annual meeting of stockholders and all of our then current directors attended our 2008 Annual Meeting of Stockholders.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our Board of Directors has adopted a process by which our stockholders may communicate with the Board or individual directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Chairman of the Board at our corporate offices at 4645 Morena Boulevard, San Diego, California 92117. Each communication should set forth the name and address of the Charlotte Russe stockholder on whose behalf the communication is sent, and the number of shares of our common stock that are owned beneficially by such stockholder as of the date of the communication. We reserve the right to modify this communication process at any time, and any such modification will be made available on our website at http://www.charlotterusse.com.

STOCK OWNERSHIP GUIDELINES

In February 2008, our Board of Directors adopted Stock Ownership Guidelines that require our directors and executive officers to accumulate a substantive interest in our common stock during a five-year period beginning from the later of February 2008 or the individual’s appointment as a director or executive officer, and to maintain that interest thereafter. The Stock Ownership Guidelines are determined as a multiple of each Board member’s annual retainer or each executive officer’s annual base salary, as applicable, referred to as the Base Amount, and then converted to a fixed number of shares of our common stock based on the closing price of our common stock on the date the individual became subject to the Stock Ownership Guidelines. Our Board members and Chief Executive Officer are required to hold common stock with a value equal to three times his or her Base Amount, and our other executive officers are required to hold common stock with a value equal to two times his or her Base Amount. Each participant’s Base Amount is re-calculated on the first business day of each of our fiscal years and whenever a participant’s Base Amount changes. If a participant’s Base Amount changes within one year prior to the end of the initial five-year period or thereafter, he or she has one year from the date of such change to achieve the increased Stock Ownership Guidelines.

Shares that count toward satisfaction of the Stock Ownership Guidelines include:

•	shares owned outright by the participant or his or her immediate family members residing in the same household, whether held individually or jointly;

•	shares held in trust for the benefit of the participant or his or her immediate family members;

•	restricted stock granted under our equity incentive plans;

•	shares acquired upon stock option exercise; and

•	shares purchased in the open market.

In the event the Stock Ownership Guidelines place a severe hardship on a participant, our Board of Directors will make the final decision as to developing an alternative stock ownership guideline for such participant that reflects the intention of the Stock Ownership Guidelines and his or her personal circumstances.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED STOCKHOLDER MATTERS

The following table provides information regarding the beneficial ownership of our common stock as of July 10, 2009 by: (i) each of our directors, (ii) each of our named executive officers, (iii) all of our directors and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D, 13G or, to the extent more recent, 13F, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 21,044,791 shares outstanding on July 10, 2009, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options and restricted stock units that are either immediately exercisable or exercisable on September 8, 2009, which is 60 days after July 10, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options or restricted stock units for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Columbia Wanger Asset Management, L.P.(2)	2,217,900	10.54%
Barclays Global Investors, N.A.(3)	1,675,532	7.96%
Paradigm Capital Management, Inc.(4)	1,276,700	6.07%
Renaissance Technologies LLC(5)	1,217,230	5.78%
FMR LLC(6)	1,099,094	5.22%
Michael J. Blitzer(7)	19,208	*
Paul R. Del Rossi(8)	28,300	*
Emilia Fabricant(9)	—	—
John D. Goodman(10)	—	—
Herbert J. Kleinberger(11)	18,583	*
Leonard H. Mogil(12)	94,700	*
Jennifer C. Salopek(13)	26,600	*
Frederick G. Silny(14)	—	—
Sandra Tillett(15)	23,333	*
Edward Wong(16)	107,061	*
Bernard Zeichner(17)	20,500	*
Mark A. Hoffman(18)	—	—
Patricia K. Johnson(19)	—	—
Patricia A. Shields(20)	—	—
All current directors and executive officers as a group (10 persons)(21)	317,785	1.49%

*	Less than one percent.
(1)	Except as otherwise noted above, the address for each person or entity listed in the table is c/o Charlotte Russe Holding, Inc., 4645 Morena Boulevard, San Diego, California 92117.
(2)	The address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606. Includes 188,965 shares owned by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P.
(3)	The address for Barclays Global Investors, NA. is 45 Fremont Street, San Francisco, CA 94105.

(4)	The address for Paradigm Capital Management, Inc. is 9 Elk Street, Albany, NY 12207.
(5)	The address for Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022.
(6)	The address for FMR LLC is 82 Devonshire Street, Boston, MA 02109.
(7)	Includes 11,708 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 4,500 shares of unvested restricted common stock.
(8)	Includes 19,300 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 4,500 shares of unvested restricted common stock.
(9)	Ms. Fabricant joined us in November 2008.
(10)	Mr. Goodman joined us in November 2008.
(11)	Includes 11,083 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 4,500 shares of unvested restricted common stock.
(12)	Includes 67,950 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 4,500 shares of unvested restricted common stock.
(13)	Includes 19,100 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 4,500 shares of unvested restricted common stock.
(14)	Mr. Silny joined us in November 2008.
(15)	Ms. Tillett joined us in May 2008. Includes 3,333 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 20,000 shares of unvested restricted common stock.
(16)	Includes 55,000 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 46,834 shares of unvested restricted common stock.
(17)	Mr. Zeichner retired in June 2008.
(18)	Mr. Hoffman retired in July 2008.
(19)	Ms. Johnson resigned in August 2008.
(20)	Ms. Shields resigned in August 2008.
(21)	Includes 187,474 shares of common stock subject to options exercisable within 60 days of July 10, 2009 and 89,334 shares of unvested restricted common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended September 27, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with as required by the SEC regulations.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION GOVERNANCE

Our compensation program is overseen by the Compensation Committee. The primary purpose of the Compensation Committee is to act on behalf of our Board of Directors in overseeing our compensation policies, plans and programs and determining the compensation to be paid to our executive officers. The Compensation Committee charter describes in greater detail the full responsibilities of the Compensation Committee and is available on our website at http://www.charlotterusse.com. The members of the Compensation Committee are currently Messrs. Blitzer, Del Rossi and Kleinberger, with Mr. Del Rossi serving as Chairman of the Compensation Committee. The Board has determined that all members of the Compensation Committee are independent within the meaning of applicable NASDAQ listing standards.

OVERALL COMPENSATION PHILOSOPHY

We are engaged in the highly competitive retail industry. To compete and succeed in our business, we believe it is critical that we are able to attract, motivate and retain highly qualified executives. The primary goal of our compensation program has been to align the interests of our executive officers with the interests of our stockholders. Our compensation program is designed to tie total compensation to performance that enhances stockholder value and provides both rewards for outstanding company performance and clear financial implications for underperformance. We have strived to apply a consistent philosophy for all executive officers. The Compensation Committee is guided by the following general principles:

•

align the goals of our executive officers with the goals of our stockholders by creating and enhancing stockholder value through the accomplishment of corporate performance goals and by providing executive officers with long-term incentives through equity ownership;

•	provide total compensation that enables us to compete with similarly-sized companies in the retail apparel industry in order to attract and retain high-caliber candidates on a long-term basis; and

•	align compensation with our short-term and long-term corporate objectives and strategy, focusing executive officer behavior on the fulfillment of those objectives.

In fiscal 2007, the Compensation Committee and the Board of Directors conducted an extensive review and analysis of our senior management compensation program. We engaged ECG Advisors, or ECG, a national executive compensation and governance consulting firm, to assist in the review of our compensation practices. ECG’s input encompassed all elements of compensation and served as a factor in the Compensation Committee’s decision to recommend the program to our Board of Directors. ECG has provided no other services to Charlotte Russe and has no other relationship or engagements with Charlotte Russe or any member of our Board of Directors.

As a result of this review, in December 2007 our Board of Directors adopted the Charlotte Russe Holding, Inc. Executive Officer Compensation Program, or the Program, effective for fiscal 2008 and thereafter, and the Charlotte Russe Holding, Inc. Executive Performance-Based Incentive Plan, or the Performance Plan, under which the Program is carried out. The purpose of the Program is to implement the compensation philosophy as outlined below. The Program is focused on “pay for performance” and accountability. It provides specific targets for annual base salaries for our executive officers and provides specific incentive payments for different levels of performance. The Program specifically was designed around the following criteria:

•	attract, motivate and retain a talented executive team to continually maximize stockholder value;

•	align interests of executives with those of stockholders;

•	target salaries at the median of the pay market; and

•	provide above-market incentive payments for above-market performance.

The Compensation Committee identifies a peer group for each fiscal year in order to measure our compensation practices against market. The relative position of Charlotte Russe in terms of annual revenues to the peer group is an important factor in setting the salary levels and incentive pay programs for our executive officers. Each fiscal year, the Compensation Committee examines each element of executive compensation to determine if the criteria set for each element and the mix of the elements are consistent with competitive norms for a company of our size and complexity in our industry. For fiscal 2008 and 2009, the Compensation Committee identified an 11-company peer group consisting of Aeropostale, bebe, Buckle, Guess?, Hot Topic, J. Crew, Pacific Sunwear, Skechers, Tween Brands, Urban Outfitters and Wet Seal. The Compensation Committee also reviews our Chief Executive Officer’s compensation relative to the compensation of our President and Chief Marketing Officer, Chief Operating Officer and executive vice presidents to determine if we are consistent with competitive norms.

In November 2008 in connection with the hiring of Mr. Goodman, Ms. Fabricant and Mr. Silny, we engaged Watson Wyatt Worldwide, or Watson Wyatt, a global consulting firm that specializes in the four areas of employee benefits, human capital strategies, technology solutions and insurance and financial services, and Frederic W. Cook & Co., Inc., or Frederic W. Cook, a national compensation consulting firm, to assist us in establishing compensation packages consistent with the Program, our peer group and our overall compensation philosophy. Watson Wyatt and Frederic W. Cook have provided no other services to Charlotte Russe and have no other relationship or engagements with Charlotte Russe or any member of our Board of Directors.

The Program was amended in August 2008 in connection with the promotions of Mr. Wong and Ms. Tillett, and again in November 2008 in connection with the hiring of Mr. Goodman, Ms. Fabricant and Mr. Silny. The discussion below outlines our current compensation practices pursuant to the Program, as amended.

ELEMENTS OF EXECUTIVE COMPENSATION

Pursuant to the Program, our compensation structure for executive officers consists of a combination of cash compensation (base salary and annual incentive bonus) and equity compensation (stock options and restricted stock grants). Executive officers are also entitled to participate in benefit plans generally available to all full-time employees.

Cash Compensation—Base Salary. Base salary is intended to help attract and retain employees by providing a portion of compensation that is not “at risk.” As a general matter, we establish an initial base salary for each executive officer through negotiation at the time the executive officer is hired, taking into account the executive officer’s qualifications and experience. Our philosophy under the Program is to target salaries at the median of the pay market. We utilize independent compensation survey data for comparable companies in the retail apparel industry, as discussed above.

The base salaries of executives have historically been reviewed annually at various times of the year. All executive officers’ base salaries are approved by the Board of Directors or the Compensation Committee on an annual basis at or near the beginning of each fiscal year and are effective as of the first day of the applicable fiscal year. As warranted, salaries are adjusted to reflect prevailing salary practices as determined through analysis of independent compensation survey data for comparable companies in the retail apparel industry as discussed above, as well as an individual’s performance against objectives and his or her anticipated contribution to the overall future success of the company. Upon hire of new executives or promotion of existing executives, salaries are set or adjusted using the same methodologies described above.

In September 2007, the fiscal 2008 salaries of certain executives were increased. The base salaries for Mark A. Hoffman, our former President and Chief Executive Officer, Patricia K. Johnson, our former Executive Vice President, Chief Financial Officer and Treasurer, Patricia A. Shields, our former Executive Vice President, General Merchandise Manager, and Mr. Wong were increased from $700,000, $400,000, $400,000 and $350,000 to $735,000, $405,000, $405,000 and $355,000, respectively. The salary increases were based upon a number of criteria, including our performance in fiscal 2007 and the guidelines in the Program. In July 2008, Mr. Hoffman retired as our President and Chief Executive Officer and director. In connection with Mr. Hoffman’s retirement, Mr. Mogil was appointed as our Interim Chief Executive Officer and Mr. Mogil’s base salary was set at $780,000. In August 2008, we increased Mr. Wong’s base salary to $500,000 in connection with his promotion to our Chief Operating Officer, and we increased Ms. Tillett’s base salary to $350,000 in connection with her promotion to our Executive Vice President, Store Operations. Also in August 2008, Ms. Johnson and Ms. Shields resigned as our Executive Vice President, Chief Financial Officer and Treasurer and Executive Vice President, General Merchandise Manager, respectively. In connection with Ms. Johnson’s resignation, Mr. Mogil was appointed as our Interim Chief Financial Officer, in addition to his position as Interim Chief Executive Officer. Fiscal 2008 base salary information for our named executive officers is detailed in the Summary Compensation Table.

In November 2008, in connection with the hiring of Mr. Goodman as our Chief Executive Officer, Ms. Fabricant as our President and Chief Merchandising Officer and Mr. Silny as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, we approved fiscal 2009 base salaries for Mr. Goodman, Ms. Fabricant and Mr. Silny of $900,000, $600,000 and $400,000, respectively. Fiscal 2009 base salaries for Mr. Wong and Ms. Tillett were not increased in November 2008 due to the increases in base salary each received in connection with their respective promotions in August 2008. Concurrent with Mr. Goodman’s appointment as our Chief Executive Officer and Mr. Silny’s appointment as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Mr. Mogil ceased serving as our Interim Chief Executive Officer and Chief Financial Officer, respectively.

Cash Compensation—Annual Incentive Bonus. We design our annual incentive bonuses to make a significant portion of our executive officer’s compensation “at risk,” to align the goals of our executive officers with the goals of our stockholders and to attract high-caliber executives. We may award annual incentive bonuses equal to a percentage of base salary to motivate and reward executive officers based upon our achievement of corporate performance goals. Corporate performance goals are established annually by the Compensation Committee and reflect high priority corporate objectives. Our Chief Executive Officer recommends to the Compensation Committee which executive officers will be eligible for an annual incentive bonus. We believe using corporate performance goals to determine annual incentive bonuses establishes a direct link between executive officer compensation and our corporate performance.

Pursuant to the Program, annual incentive bonuses for each fiscal year are approved by the Board or the Compensation Committee on an annual basis following the completion of such fiscal year and are calculated as a percentage of each executive officer’s base salary for such fiscal year.

For each fiscal year, 70% of the annual incentive bonus is a financial component based upon our achievement of operating income goals approved by the Board or the Compensation Committee, in their sole discretion, at the beginning of such fiscal year that correspond to minimum, midpoint and maximum percentages of each executive officer’s base salary established by the Board or Compensation Committee, in their sole discretion. The financial component is determined by multiplying 70% of the executive officer’s base salary by the applicable percentage of base salary that corresponds to the operating income goal achieved. Notwithstanding the foregoing, no financial component is paid if the operating income goal for the minimum percentage of base salary is not achieved.

For each fiscal year, 30% of the annual incentive bonus is based upon the achievement of non-financial corporate and individual performance goals for the subject fiscal year approved by the Board or the Compensation Committee, in their sole discretion, at the beginning of such fiscal year. The Board or the Compensation Committee also approves a floor operating income goal for such fiscal year that must be achieved as a condition to any non-financial bonus component being paid.

The non-financial bonus component is determined by multiplying 30% of the executive officer’s base salary by (i) the applicable percentage of base salary that corresponds to the operating income goal achieved (provided that the minimum percentage of base salary is used in the event the operating income goal achieved is equal to or greater than the floor operating income goal and equal to or less than the minimum percentage of base salary operating income goal) and (ii) the percentage of the non-financial corporate and individual performance goals actually achieved, as determined by the Board or the Compensation Committee, in their sole discretion. No non-financial bonus component is paid if the floor operating income goal is not achieved.

Mr. Wong and Ms. Tillett were the only executive officers participating in the annual incentive component of the Program as of the end of fiscal 2008, and their minimum, midpoint and maximum percentages of base salary under the Program for fiscal 2008 are set forth below. Although Mr. Mogil was one of our named executive officers for fiscal 2008, due to the interim nature of his employment, his compensation as an interim executive officer was governed by a separate employment agreement and he was not a participant in the Program. His compensation is detailed in the Summary Compensation Table.

	Percentage of Base Salary
Name	Minimum	Midpoint	Maximum
Edward Wong	25%	50%	80%
Sandra Tillett	20%	30%	45%

In August 2008, the Board approved, as a retention mechanism, the guaranteed payment of fiscal 2008 annual incentive bonuses to Mr. Wong and Ms. Tillett at the minimum percentage of base salary set forth above. Also in August 2008 in connection with his promotion to our Chief Operating Officer and in addition to any annual incentive bonuses paid to Mr. Wong pursuant to the Program, the Board approved an immediate cash bonus to Mr. Wong of $40,000, and additional cash bonuses of $75,000 to be paid to Mr. Wong on November 30, 2008 and July 31, 2009, subject to Mr. Wong being employed by us on such dates. Following fiscal 2008, the Board reviewed the achievement of the operating income goals for fiscal 2008 discussed above and determined that the operating income goal for the minimum percentage of base salary had not been achieved. However, due to the retention mechanism discussed above, Mr. Wong and Ms. Tillett received guaranteed annual incentive bonuses of $88,750 and $60,000, respectively. Fiscal 2008 bonus information for our named executive officers is also detailed in the Summary Compensation Table.

In August and November 2008, in connection with the promotions of Mr. Wong and Ms. Tillett and the hire of Mr. Goodman, Ms. Fabricant and Mr. Silny, respectively, the Board established minimum, midpoint and maximum percentages of base salary under the Program for fiscal 2009, as set forth below. The percentages of base salary under the Program for fiscal 2009 reflected below for Mr. Wong and Ms. Tillett include an upward adjustment by five percentage points in recognition of Mr. Wong’s and Ms. Tillett’s service as our Chief Operating Officer and our Executive Vice President, Store Operations, respectively, during the portion of fiscal 2008 following their promotions.

	Percentage of Base Salary
Name	Minimum	Midpoint	Maximum
John D. Goodman	50%	100%	150%
Emilia Fabricant	50%	75%	100%
Frederick G. Silny	35%	60%	100%
Edward Wong	40%	65%	105%
Sandra Tillett	30%	55%	85%

Equity Compensation. We provide equity compensation to our executive officers in the form of stock options, restricted stock, restricted stock units and performance share units. We use equity compensation to align the goals of our executive officers with the goals of our stockholders to create and enhance long-term stockholder value. As the exercise price per share of options we grant to our executive officers is equal to the NASDAQ closing price of our common stock on the date of grant, the options will only produce value if the price of our stock appreciates. Similarly, restricted stock, restricted stock units and performance share units increase in value as the price of our stock appreciates and in some cases are subject to the achievement of performance goals. The dependence of our equity awards on appreciating stock value and performance goals directly links the interests of our executive officers with those of stockholders.

Pursuant to the Program, the Black-Scholes value of each incumbent executive officer’s total equity compensation for each fiscal year is approximately equal to a percentage of such executive officer’s base salary for that fiscal year. This percentage is referred to as the Target Value and is approved by the Board or the Compensation Committee on an annual basis prior to the beginning of such fiscal year. While the Program establishes guidelines for Target Values in the form of a minimum, midpoint and maximum percentages of cash salary for each executive officer, the actual Target Value for each executive officer is determined by the Board or the Compensation Committee, in their sole discretion, and may vary from the guidelines based on prior years’ corporate and individual performance.

For each fiscal year, the equity compensation component is divided into three elements as follows:

•

30% of the Target Value is in the form of a non-qualified stock option approved prior to, and effective as of, the first business day of the fiscal year, subject to vesting in equal annual installments over a three-year period from the date of grant and expiring ten years from the effective date of grant;

•

30% of the Target Value is in the form of time-based restricted stock grants approved prior to, and effective as of, the first business day of the fiscal year and subject to vesting in equal annual installments over a three-year period from the date of grant; and

•	40% of the Target Value is in the form of performance-based restricted stock grants with the following award criteria:

Three-Year Total Stockholder Return, Charlotte Russe v. Peer Group(1)	Percentage Vested at Third Anniversary of the Date of Grant(2)
Less than the 25th Percentile	0%
25th Percentile	33 1/3%
50th Percentile	66 2/3%
75th Percentile or Greater	100%

(1)	The Three-Year Total Stockholder Return for any three consecutive fiscal years is defined as the change in market valuation from the first day of the first such fiscal year through the last day of the third such fiscal year, as determined in good faith by the Board or the Compensation Committee. For example, for fiscal 2008, the Three-Year Total Stockholder Return is measured from the first day of fiscal 2008 through the last day of fiscal 2010. For each fiscal year, Three-Year Total Stockholder Returns shall be calculated for each member of the applicable peer group and Charlotte Russe will be given a percentile ranking.
(2)	Percentage vested for Three-Year Total Stockholder Returns between the 25th and 75th percentile will be calculated on a linear scale from 33 1/3% to 100%.

Mr. Wong was the only executive officer with us as of the end of fiscal 2008 that participated in the equity compensation component of the Program during fiscal 2008, and the guidelines for determining the Target Value for his total equity compensation that were applicable in fiscal 2008 are set forth below. Ms. Tillett was promoted to an executive officer in August 2008, and began participating in the equity compensation component of the Program in fiscal 2009. As mentioned above, although Mr. Mogil was one of our named executive officers for fiscal 2008, he was not a participant in the Program. His compensation is detailed in the Summary Compensation Table.

	Percentage of Base Salary
Name	Minimum	Midpoint	Maximum
Edward Wong	50%	75%	125%

Equity grants made during fiscal 2008 to our named executives, pursuant to the Program and otherwise, are reflected in the Grants of Plan-Based Awards Table, and outstanding equity awards held by our named executive officers as of September 27, 2008 are reflected in the Outstanding Equity Awards at Fiscal Year-End Table.

In August 2008, in connection with the promotions of Mr. Wong and Ms. Tillett, we revised the guidelines for determining the Target Value for the following executive officers’ total equity compensation that are applicable in fiscal 2009. The percentages of base salary under the Program for fiscal 2009 reflected below include an upward adjustment by 10 percentage points in recognition of Mr. Wong’s and Ms. Tillett’s service as our Chief Operating Officer and our Executive Vice President, Store Operations, respectively, during the portion of fiscal 2008 following their promotions.

	Percentage of Base Salary
Name	Minimum	Midpoint	Maximum
Edward Wong	75%	110%	160%
Sandra Tillett	60%	85%	135%

Pursuant to the Program, in September 2008, the Board, based on the recommendation of the Compensation Committee, approved fiscal 2009 stock option grants (with an exercise price of $10.55 per share), time-based restricted stock grants and performance-based restricted stock grants, effective as of September 29, 2008, to the named executive officers as follows.

Named Executive Officer	Title	Stock Options (#)	Time-Based Restricted Stock Grant (#)	Performance- Based Rest. Stock Grant (#)
Edward Wong	Chief Operating Officer	38,000	15,500	21,000
Sandra Tillett	Executive Vice President, Store Operations	20,000	8,500	11,500

In November 2008, in connection with his hire as our Chief Executive Officer, Mr. Goodman received a non-qualified stock option to purchase 200,000 shares of our common stock and restricted stock units covering 91,000 shares of our common stock. The exercise price per share of the stock option was $8.15. The shares subject to the stock option and restricted stock units vest in equal yearly installments over a three-year period following the date of grant and the stock option expires 10 years from the date of grant. In addition, Mr. Goodman received performance share units covering 53,500 shares of our common stock. Contingent on the satisfaction of performance goals established by our Compensation Committee and developed with Mr. Goodman’s input, and with a performance period of fiscal 2009, the shares subject to the performance share units vest in equal yearly installments over a four-year period following the date of commencement of Mr. Goodman’s employment.

In November 2008, in connection with her hire as our President and Chief Merchandising Officer, Ms. Fabricant received an incentive stock option to purchase 128,500 shares of our common stock and restricted stock units covering 46,000 shares of our common stock. The exercise price per share of the stock option is $8.15. The shares subject to the stock option and restricted stock units vest in equal yearly installments over a three-year period following the date of grant and the stock option expires 10 years from the date of grant.

In November 2008, in connection with his hire as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Mr. Silny received a non-qualified stock option to purchase 173,500 shares of our common stock at an exercise price per share of $6.45. The shares subject to the stock option vest in equal yearly installments over a three-year period following the date of grant and the stock option expires 10 years from the date of grant.

Mr. Goodman, Ms. Fabricant and Mr. Silny will not be participating in the equity compensation component of the Program in fiscal 2009 due to their receipt of the new hire equity awards described above.

OTHER BENEFITS

Severance and Change in Control Payments. We have entered into employment agreements containing severance and change in control benefits with certain of our executive officers, the terms of which are described under the headings “Employment and Change in Control Agreements” and “Potential Payments Upon Termination or Change in Control”. We believe these severance and change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

Employee Stock Purchase Plan. We previously adopted an Employee Stock Purchase Plan, or the Purchase Plan, that allowed all eligible employees to purchase shares of our common stock at the lower of: (i) 85% of the fair market value on the first day of a six month offering period; or (ii) 85% of the fair market value on the last date of such six-month purchase period, with the objective of allowing employees to profit when the value of our common stock increases over time. The Purchase Plan terminated on June 30, 2009 in accordance with its terms.

Other Benefits. We provide benefits such as an opportunity to participate in our 401(k) savings/retirement plan, medical, dental and life insurance and disability coverage to all our employees, including our executive officers. We also provide personal paid time off and other paid holidays to all employees, including our executive officers, which are comparable to those provided at similar companies.

Severance—Under provisions of our chief executive officer’s employment agreement, in the event of termination of employment for reasons other than cause, he is entitled to receive severance benefits, as described below under “Employment and Change in Control Agreements”. We entered into this agreement with Mr. Young to attract and retain his services. None of our other executive officers have agreements providing for any severance payments, except in the context of a change in control, as described below.

Change in Control—In the event of an actual or constructive termination of employment, other than for cause, within three months before or twenty-four months after a change of control of the Company, our Executive Officers will receive severance benefits, as described below under “Employment and Change in Control Agreements”. We enter into these agreements to help attract and retain key executive talent for the Company.

SECTION 162(M) COMPLIANCE

Section 162(m) of the Code generally prohibits us from deducting any compensation over $1 million per taxable year paid to any of our named executive officers unless such compensation is treated as “performance-based compensation” within the meaning of the Code. The Compensation Committee considers the anticipated tax treatment to Charlotte Russe and the executive officers in its review and establishment of compensation programs and payments. The deductibility of some types of compensation payments can depend on the timing of an executive’s vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the Compensation Committee’s control also can affect deductibility of compensation. For these and other reasons, the Compensation Committee has determined that, other than in connection with the Performance Plan and the 2009 Plan to the extent it is approved by our stockholders, it will not necessarily seek to limit executive compensation to that deductible under Section 162(m). The Compensation Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of Charlotte Russe and its stockholders.

SUMMARY COMPENSATION TABLE (1)

The following table sets forth in summary form information concerning the compensation during the fiscal years 2008 and 2007 that we paid to, or was earned by, our Interim Chief Executive Officer and Chief Financial Officer, each of our other two most highly compensated executive officers earning greater than $100,000 during the fiscal year ended September 27, 2008 and four former executive officers who retired or resigned during the fiscal year. We refer to these officers in this proxy statement as the “named executive officers.”

Name and Principal Position	Fiscal Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	All Other Compensation ($)	Total ($)
Leonard H. Mogil(6)	2008	188,950	—	124,632	98,302	140,036	551,920
Former Interim Chief Executive Officer and Chief Financial Officer

Edward Wong(7)	2008	372,096	128,750	50,367	206,142	8,721	766,076
Chief Operating Officer	2007	313,462	—	—	259,690	4,058	577,210

Sandra Tillett(8)	2008	113,269	60,000	—	9,990	15,325	198,584
Executive Vice President, Store Operations

Mark A. Hoffman(9)	2008	871,057	—	160,776	560,784	57,384	1,650,001
Former President and Chief Executive Officer	2007	697,565	—	—	700,791	60,185	1,458,541

Patricia K. Johnson(10)	2008	376,987	—	—	416,814	2,003	795,804
Former Executive Vice President, Chief Financial Officer and Treasurer	2007	130,769	100,000	—	140,639	—	371,408

Patricia A. Shields(11)	2008	390,953	—	—	215,924	2,768	609,645
Former Executive Vice President, General Merchandise Manager	2007	336,539	—	—	265,086	92,898	694,523

Bernard Zeichner(12)	2008	69,423	—	42,750	43,315	51,658	207,146
Former Chairman of the Board	2007	90,385	—	—	84,416	72,444	247,245

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include various perquisites and other benefits received by a named executive officer which do not exceed $10,000 in the aggregate.
(2)	The amounts shown represent base salaries earned during the applicable fiscal year. Please note that some employees may not have been employed for the entire year, therefore, the salary amount shown in this column only represents the base salary that was paid during the time the employee was employed during the year.
(3)	The amounts shown represent discretionary bonuses earned during the applicable fiscal year.
(4)	The amounts shown are the compensation costs recognized by us in the applicable fiscal year related to awards of restricted stock made during the applicable fiscal year and in prior fiscal years that continued to vest during the applicable fiscal year, as prescribed under SFAS No. 123R. For a discussion of valuation assumptions, see Note 3, “Stock-Based Compensation,” to our Notes to Financial Statements included in the Form 10-K. Please refer to the “Compensation Discussion and Analysis” for further details regarding equity incentive compensation for our executive officers.
(5)	The amounts shown are the compensation costs recognized by us in the applicable fiscal year related to awards of stock options made during the applicable fiscal year and in prior fiscal years that continued to vest during the applicable fiscal year, as prescribed under SFAS No. 123R. For a discussion of valuation assumptions, see Note 3, “Stock-Based Compensation,” to our Notes to Financial Statements included in the Form 10-K. Please refer to the “Compensation Discussion and Analysis” for further details regarding equity incentive compensation for our executive officers.

(6)	Mr. Mogil was appointed as our Interim Chief Executive Officer in July 2008 and as our Interim Chief Financial Officer in August 2008 and ceased serving in those capacities in November 2008 concurrently with the hire of Mr. Goodman as our Chief Executive Officer and Mr. Silny as our Chief Financial Officer. Prior to his appointments as our Interim Chief Executive Officer and Chief Financial Officer, Mr. Mogil served as a non-employee director and received compensation during fiscal 2008 for such service. Salary amounts include $68,950 in non-employee director fees paid to Mr. Mogil during fiscal 2008, stock awards include $42,750 in compensation costs attributable to non-employee director restricted stock awards and option awards include $22,199 in compensation costs attributable to non-employee director stock option grants. All other compensation amounts for fiscal 2008 represent (i) automobile allowance of $6,875, (ii) relocation and housing allowance of $38,549 and (iii) reimbursement for personal income tax impact of these and other items of $94,612.
(7)	Mr. Wong was promoted to our Chief Operating Officer in August 2008. Bonus amounts represent a $40,000 promotion bonus and a guaranteed annual incentive bonus of $88,750 paid pursuant to the Program. All other compensation amounts for fiscal 2007 represent contributions made by us on behalf of Mr. Wong to our 401(k) Plan and other compensation of $4,058. All other compensation amounts for fiscal 2008 represent (i) reimbursement of legal fees of $5,000 and (ii) contributions made by us on behalf of Mr. Wong to our 401(k) Plan of $3,721.
(8)	Ms. Tillett joined us in May 2008 as our Senior Vice President, Store Operations and was promoted to our Executive Vice President, Store Operations in August 2008. Bonus amounts represent a guaranteed annual incentive bonus of $60,000 paid pursuant to the Program. All other compensation amounts for fiscal 2008 represent a lease buyout of her previous residence of $15,325.
(9)	Mr. Hoffman retired in July 2008. All other compensation amounts for fiscal 2007 represent (i) life insurance premium reimbursement of $25,000, (ii) automobile allowance of $15,000, (iii) reimbursement for personal income tax impact of these items of $17,372 and (iv) contributions made by us on behalf of Mr. Hoffman to our 401(k) Plan of $2,813. All other compensation amounts for fiscal 2008 represent (i) life insurance premium reimbursement of $25,000, (ii) automobile allowance of $12,692, (iii) reimbursement for personal income tax impact of these items of $17,372 and (iv) contributions made by us on behalf of Mr. Hoffman to our 401(k) Plan of $2,320.
(10)	Ms. Johnson resigned in August 2008. All other compensation amounts for fiscal 2008 represent contributions made by us on behalf of Ms. Johnson to our 401(k) Plan of $2,003.
(11)	Ms. Shields resigned in August 2008. All other compensation amounts for fiscal 2007 represent (i) relocation costs of $62,411, (ii) reimbursement for the personal income tax impact of that item of $26,747, and (iii) contributions made by us on behalf of Ms. Shields to our 401(k) Plan and other items of $3,740. All other compensation amounts for fiscal 2008 represent contributions made by us on behalf of Ms. Shields to our 401(k) Plan of $2,768.
(12)	Mr. Zeichner retired in June 2008. All other compensation amounts for fiscal 2007 amounts represent (i) life insurance premium reimbursement of $23,942, (ii) value of an automobile leased by us for Mr. Zeichner’s use of $22,761, (iii) reimbursement for personal income tax impact of these items of $24,837 and (iv) contributions made by us on behalf of Mr. Zeichner to our 401(k) Plan of $904. All other compensation amounts for fiscal 2008 amounts represent (i) life insurance premium reimbursement of $23,942, (ii) automobile allowance of $10,385, (iii) reimbursement for personal income tax impact of these items of $16,637 and (iv) contributions made by us on behalf of Mr. Zeichner to our 401(k) Plan of $694.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

In July 2008, Mr. Hoffman retired as our President and Chief Executive Officer and a director. In connection with his retirement, we entered into a severance agreement and release with Mr. Hoffman that provided for continuation of his base salary at the time of retirement for one year following his separation, subject to delays required to avoid negative tax consequences under Section 409A of the Code. Mr. Hoffman also received a one-time lump sum cash payment of $186,875 and was reimbursed up to $18,000 in cash for professional fees incurred by Mr. Hoffman in connection with the severance agreement. In addition, Mr. Hoffman was entitled to receive medical insurance coverage commensurate with that provided under our previous Retirement Benefit Program, a copy of which was filed with our Annual Report on Form 10-K for the fiscal year ended September 29, 2007, subject to set off against medical coverage provided by future employers. Vesting of stock options to purchase 33,667 shares of our common stock held by Mr. Hoffman was accelerated in full and the exercisability of Mr. Hoffman’s vested stock options was extended through March 16, 2009. Vesting was also accelerated in full with respect to 6,000 shares of restricted stock held by Mr. Hoffman.

In connection with Mr. Hoffman’s retirement, Mr. Mogil was appointed as our Interim Chief Executive Officer and we entered into an employment agreement with Mr. Mogil in July 2008. Mr. Mogil’s employment agreement provided for an annual base salary of $780,000. In connection with his appointment, Mr. Mogil received stock options to purchase 87,500 shares of our common stock at an exercise price of $13.46 (the NASDAQ closing price of our common stock on the date of grant), vesting monthly in equal installments over a 12-month period and exercisable following termination of employment for the longer of (i) three months and (ii) the period that Mr. Mogil continues to serve as a director and the applicable period following cessation as a director as applies to the grant of options to non-employee directors. Mr. Mogil also received restricted stock covering 36,500 shares of our common stock and vesting monthly in equal installments over a 12-month period. Upon termination by us without cause before the six-month anniversary of Mr. Mogil’s start date and subject to release of claims, Mr. Mogil was entitled to receive (i) salary per the employment agreement, at regular pay cycle intervals, through the six-month anniversary of the start date; (ii) accelerated vesting of that portion of the stock options described above that would have vested as of the end of the six-month anniversary of the start date; and (iii) accelerated vesting of that portion of shares of restricted stock described above that would have vested as of the end of the six-month anniversary of the start date. Mr. Mogil was also entitled to benefits, including a housing allowance, car allowance and travel expenses, in addition to certain tax equalization payments (on a grossed-up basis). In August 2008, in connection with the resignations of Ms. Johnson and Ms. Shields, Mr. Mogil was also appointed as our Interim Chief Financial Officer, but did not receive any additional compensation in connection with such appointment.

In August 2008 in connection with his promotion to our Chief Operating Officer, we amended Mr. Wong’s employment agreement to reflect his new title, increase his annual base salary to $500,000 and provide for an immediate cash bonus of $40,000 to be paid to Mr. Wong, and for additional cash bonuses of $75,000 to be paid to Mr. Wong on November 30, 2008 and July 31, 2009, subject to Mr. Wong being employed by us on such dates. Mr. Wong’s agreement further provides that, upon termination by us without cause, we will continue to pay his base salary for a period of 12 months following such termination, subject to any required delays pursuant to Section 409A of the Code, provided certain conditions are met and subject to reduction due to interim earnings during the severance period or cessation in the event of obtaining new employment of equal or higher compensation prior to the end of the severance period.

In September 2008 in connection with her promotion to our Executive Vice President, Store Operations, we amended and restated Ms. Tillett’s employment agreement to provide for an annual base salary of $350,000 and clarify Ms. Tillett’s participation in the Program for fiscal 2008 with respect to cash incentive bonuses and her guaranteed minimum bonus under the Program for fiscal 2008 of $60,000. Ms. Tillett is also entitled to reimbursement of relocation expenses of up to $25,000 and previously received a payment of $15,325 relating to a lease buyout of her previous residence. Ms. Tillett’s agreement also provides that, upon termination by us without cause, we will continue to pay her base salary for a period of 12 months following such termination, subject to any required delays pursuant to Section 409A of the Code, provided certain conditions are met and subject to reduction due to interim earnings during the severance period or cessation in the event of obtaining new employment of equal or higher compensation prior to the end of the severance period.

In November 2008, we appointed Mr. Goodman as our Chief Executive Officer, Ms. Fabricant as our President and Chief Merchandising Officer and Mr. Silny as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary. In connection with their hire, we entered into offer letters with Mr. Goodman, Ms. Fabricant and Mr. Silny that provide for annual base salaries of $900,000, $600,000 and $400,000, respectively, which may not be decreased, except for decreases in base salary consistent with decreases applicable to all of our executive officers that occur after fiscal year 2009. Mr. Goodman, Ms. Fabricant and Mr. Silny also received signing bonuses of $285,000, $210,000 and $160,000, respectively, which vest monthly during the 12 months following commencement of employment and are subject to repayment of any unvested portion if the executive officer is terminated for cause or terminates his or her employment without good reason. The offer letters also provide for the executive officers to participate in the Program for fiscal 2009 with respect to cash incentive bonuses, which currently provides for annual cash incentive bonus targets for Mr. Goodman, Ms. Fabricant and Mr. Silny as follows: 50%, 100% and 150%; 50%, 75% and 100%; and 35%, 60% and 100%, respectively (as a minimum, midpoint and maximum percentage of annual base salary). Each executive officer will also be reimbursed for moving-related expenses (and eligible to receive an additional tax gross-up payment to the extent such reimbursement is taxable), subject to a $100,000 limitation in the case of Mr. Silny. If any of the executive officers’ employment is terminated without cause, or the executive officer terminates employment for good reason, the executive officer is entitled to (i) 24 months (12 months in the case of Mr. Silny) of continued payment of his or her annual base salary in effect at the time of termination, (ii) a pro-rated bonus for the fiscal year in which the termination occurs equal to the bonus that would have been paid had the executive officer remained employed through the time such bonus is paid out, multiplied by a fraction equal to the number of days elapsed since the commencement of the applicable fiscal year (as of the date of termination) divided by 360, and all the earned, but unpaid bonuses with respect to the fiscal years preceding the fiscal year of termination, (iii) an extension of the post termination exercise period for vested stock options to six months and (iv) the provision of continued health insurance benefits for 24 months (12 months in the case of Mr. Silny) post termination, in each case provided certain conditions are met and subject to reduction due to interim earnings during the severance period or cessation in the event of obtaining new employment of equal or higher compensation prior to the end of the severance period. Commencing in fiscal 2010, Mr. Goodman, Ms. Fabricant and Mr. Silny will be eligible to participate in the Program with respect to equity awards. The shares of our common stock subject to the awards granted to Mr. Goodman, Ms. Fabricant and Mr. Silny and described in “Compensation Discussion and Analysis” will immediately vest and become fully exercisable upon a change of control, provided that, in the case of the performance share units granted to Mr. Goodman, the applicable performance goals have been met.

Mr. Mogil ceased serving as our Interim Chief Financial Officer concurrent with Mr. Silny’s commencement of employment and ceased serving as our Interim Chief Executive Officer concurrent with Mr. Goodman’s commencement of employment. In connection with his cessation of such service, Mr. Mogil received the severance benefits described above and the Board approved continued payment of his housing allowance, car allowance and travel expenses, including applicable tax gross-ups, on the terms provided in his employment agreement through the six-month anniversary of his start date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table sets forth potential payments to our named executive officers upon various termination or change in control events assuming such events occurred as of September 27, 2008.

Name	Benefit	Termination Without Cause(1)(2)(3) ($)	Change in Control (4)(5) ($)
Leonard H. Mogil	Cash Severance	260,000	—
	Vesting Acceleration	245,645	347,970

Edward Wong	Cash Severance	500,000	—
	Vesting Acceleration	—	137,280

Sandra Tillett	Cash Severance	350,000	—
	Vesting Acceleration	—	—

(1)	The amounts reflected as cash severance would be paid over a 12-month period, except that Mr. Mogil would have been paid over the remainder of the six-month period since his hire date.
(2)	Amounts shown for option awards represent the value of unvested options that would have accelerated on September 27, 2008 in connection with a termination without cause based on the difference between the market value of our common stock on that date and the exercise price of the respective options.

(3)	Amounts shown for restricted stock awards represent the value of unvested restricted stock that would have accelerated on September 27, 2008 in connection with termination without cause based on the market value of our common stock on that date.
(4)	Amounts shown for option awards represent the value of unvested options that would have accelerated on September 27, 2008 in connection with a change in control based on the difference between the market value of our common stock on that date and the exercise price of the respective options.
(5)	Amounts shown for restricted stock awards represent the value of unvested restricted stock that would have accelerated on September 27, 2008 in connection with a change in control based on the market value of our common stock on that date.

GRANTS OF PLAN-BASED AWARDS

We grant equity awards to our executive officers under the 1999 Plan. In the event the stockholders approve the 2009 Plan, equity awards to our executive officers will be granted pursuant to the 2009 Plan in the future. As of February 20, 2009, options to purchase a total of 1,615,717 shares were outstanding under the 1999 Plan and a preceding plan, restricted stock covering a total of 107,750 shares was outstanding under the 1999 Plan, restricted stock units covering a total of 137,000 shares were outstanding and a total of 191,192 shares remained available for grant under the 1999 Plan. All stock options granted to our executive officers prior to fiscal 2008 are NSOs, however, Ms. Fabricant received incentive stock options in fiscal 2009. Generally, for fiscal 2007 and prior, the shares subject to options granted to our executive officers vest in equal yearly installments over a five-year period following the date of grant. For fiscal 2008 and thereafter, shares subject to options and restricted stock granted to our executive officers generally vest in accordance with the Program, which is discussed in detail in “Compensation Discussion and Analysis,” and shares subject to restricted stock units and performance share units granted to our executive officers generally vest in equal yearly installments over a three-year period and upon the accomplishment of specified performance goals, respectively. Options expire ten years from the date of grant. The exercise price per share of each option granted to our executive officers was equal to the fair market value of our common stock on the date of the grant. Pursuant to the 1999 Plan, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Global Select Market on the date of the grant.

The following table provides information related to grants of plan-based awards to the named executive officers during the fiscal year ended September 27, 2008:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)
Leonard H. Mogil	02/13/08	—	—	—	—	—	3,000	6,500	19.00	92,792
	07/21/08	—	—	—	—	—	36,500	87,500	13.46	899,784
Edward Wong	10/01/07	88,750	177,500	284,000	1,750	7,000	12,000	5,000	15.40	142,858
Sandra Tillett	06/02/08	60,000	90,000	135,000	—	—	—	10,000	17.80	54,867
Mark A. Hoffman	10/01/07	367,500	551,250	735,000	6,000	24,000	18,000	41,000	15.40	502,214
Patricia K. Johnson	10/01/07	101,250	202,500	324,000	2,000	8,000	6,000	13,500	15.40	166,490
Patricia A. Shields	10/01/07	101,250	202,500	324,000	2,000	8,000	6,000	13,500	15.40	166,490
Bernard Zeichner	02/13/08	—	—	—	—	—	3,000	6,500	19.00	93,791

(1)	The amounts represent the threshold, target and maximum annual incentive payments under the Program for fiscal 2008. The actual amount earned, if any, is disclosed in the “Summary Compensation Table”.
(2)	The amounts represent the threshold and maximum number of shares subject to performance-based restricted stock grants under the Program for fiscal 2008 that will vest upon satisfaction of performance goals.
(3)	This column sets forth the full grant date fair value of each stock and option award granted in fiscal 2008 that is reported in the table, as calculated under SFAS No. 123R. For a discussion of valuation assumptions, see Note 3, “Stock-Based Compensation,” to our Notes to Financial Statements included in the Form 10-K.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding all outstanding equity awards held by each of the named executive officers as of September 27, 2008.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Pay Out Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Leonard H. Mogil	8/1/01	10,000	—	22.10	8/1/11	—	—	—	—
	2/14/07	7,700	—	29.75	2/14/17	—	—	—	—
	2/13/08	—	6,500	19.00	2/13/18	—	—	—	—
	7/21/08	14,583	72,919	13.46	7/21/18	—	—	—	—

Edward Wong	12/11/03	—	2,000	14.10	12/11/13	—	—	—	—
	2/4/05	—	6,000	10.57	2/4/15	—	—	—	—
	8/9/05	12,000	8,000	14.35	8/9/15	—	—	—	—
	8/9/06	20,000	30,000	25.57	8/9/16	—	—	—	—
	10/1/07	—	12,000	15.40	10/1/17	5,000	57,200	7,000	80,080

Sandra Tillett	6/2/08	—	10,000	17.80	6/2/18	—	—	—	—

Mark A. Hoffman	9/26/02	4,000	—	10.18	3/16/09	—	—	—	—
	7/9/03	60,000	—	11.38	3/16/09	—	—	—	—
	8/9/05	40,000	40,000	14.35	3/16/09	—	—	—	—
	9/21/06	20,000	—	25.89	3/16/09	—	—	—	—
	10/1/07	13,667	—	25.89	3/16/09	—	—	—	—

Patricia K. Johnson	6/1/07	16,000	—	28.52	11/14/08	—	—	—	—

Patricia A. Shields	8/22/05	3,000	—	13.40	11/14/08	—	—	—	—
	8/9/06	24,000	—	25.57	11/14/08	—	—	—	—

Bernard Zeichner	—	—	—	—	—	—	—	—	—

(1)	Each of the option awards issued prior to fiscal 2008 vest in equal yearly installments over five years from the date of grant. Option awards issued during fiscal 2008 and in subsequent years vest in equal yearly installments over three years from the date of the grant.
(2)	Restricted stock awards issued during fiscal 2008 and in subsequent years vest in equal yearly installments over three years from the date of the grant, except for performance-based restricted stock, which vests at the end of the three-year period covered by the performance criteria.

Option Exercises and Stock Vested

The following table provides information regarding the number of shares of our common stock acquired and the value realized pursuant to the exercise of stock options and the vesting of restricted stock during fiscal 2008 by each of our named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2)($)
Leonard H. Mogil	—	—	6,083	71,445
Edward Wong	13,000	101,123	—	—
Sandra Tillett	—	—	—	—
Mark A. Hoffman	—	—	6,000	80,760
Patricia K. Johnson	—	—	—	—
Patricia A. Shields	—	—	—	—
Bernard Zeichner	—	—	—	—

(1)	The value realized is equal to the difference between the option price and the closing price of our common stock on the date of the exercise, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.
(2)	The value realized is equal to the number of shares of common stock that have vested multiplied by the closing price of our common stock on the date of vesting, without taking into account any taxes that may be payable in connection with the vesting.

Pension, Deferred Compensation and Long-Term Incentive Plans

We have no pension plans, nonqualified deferred compensation plans or long-term incentive plans.

DIRECTOR COMPENSATION

In February 2008, we amended our non-employee director compensation policy to provide each of our non-employee directors cash compensation in the form of an annual retainer of $30,000. In addition, the Chairman of the Audit Committee receives an additional annual retainer of $12,000, and the Chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional annual retainer of $6,000. Each non-employee director also receives $1,500 for each in-person Board of Directors meeting attended and $750 for each telephonic Board of Directors meeting attended. In addition, each member of the Audit Committee receives $2,000 for each in-person or telephonic Audit Committee meeting attended, and each member of the Compensation Committee and the Nominating and Corporate Governance Committee receives $1,500 for each in-person or telephonic committee meeting attended. In June 2008, we further amended our non-employee director compensation policy to provide that the Chairman of our Board of Directors receives an annual retainer of $150,000, the Chairman of the Business Strategy Committee receives an additional annual retainer of $6,000 and each non-employee director receives $1,500 for each in-person or telephonic Business Strategy Committee meeting attended. In September 2008, we further amended our non-employee director compensation policy to provide that each non-employee director receives $1,500 for each in-person or telephonic Search Committee meeting attended. Finally, in March 2009, we further amended our non-employee director compensation policy to provide that each non-employee director receives $1,500 for attendance at each in-person or telephonic meeting of the Special Committee of the Board of Directors established in November 2008 to review and evaluate strategic alternatives. We also reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board and for educational expenses that are related to duties as our directors. Any non-employee director may waive his or her director fees. All fees are paid quarterly and expenses are reimbursed as incurred.

Each of our non-employee directors also receives stock option grants and restricted stock under the 1999 Plan, or any successor plan thereto. In the event the stockholders approve the 2009 Plan, equity awards to our non-employee directors will be granted pursuant to the 2009 Plan in the future. Any non-employee director may waive his or her director equity awards. Stock options granted to our non-employee directors under the 1999 Plan are intended by us not to qualify as ISOs under the Code. Each person who becomes a non-employee director receives, upon his or her election or appointment, an initial stock option grant to purchase a number of shares of our common stock equal to $27,500 divided by the Black-Scholes value of a stock option covering a single share of our common stock (based upon the NASDAQ closing price of our common stock on the date of grant), rounded to the nearest 500 shares, and restricted stock covering a number of shares of our common stock equal to $27,500 divided by the NASDAQ closing price of our common stock on the date of grant, rounded to the nearest 500 shares. These grants are collectively referred to as initial grants. In addition, each non-employee director receives, upon the date of each of our annual meetings of stockholders, an annual stock option grant to purchase a number of shares of our common stock equal to $55,000 divided by the Black-Scholes value of a stock option covering a single share of our common stock (based upon the NASDAQ closing price of our common stock on the date of grant), rounded to the nearest 500 shares, and restricted stock covering a number of shares of our common stock equal to $55,000 divided by the NASDAQ closing price of our common stock on the date of grant, rounded to the nearest 500 shares. These grants are collectively referred to as annual grants. If a person who is first elected as a non-employee director after January 1, 2008 has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders, then the number of shares subject to each such annual grant shall be reduced to the number obtained by multiplying the number that would otherwise be subject to each such annual grant by a fraction, the numerator of which is the number of full one-month periods between the date of such person’s initial appointment or election to our Board of Directors and the date of such annual meeting of stockholders and the denominator of which is 12.

The exercise price of the stock options granted to our non-employee directors is equal to 100% of the fair market value of our common stock on the date of grant. Initial grants vest in equal yearly installments over a three-year period following the date of grant. Annual grants fully vest one year from the date of grant. In the event of a change in our control, all initial and annual grants become vested in full and fully exercisable, as applicable. The term of stock options included in the initial and annual grants may not exceed ten years.

There is no other form of compensation provided to the Board of Directors.

If a non-employee director’s service relationship with us, or any affiliate of ours, ceases for any reason other than cause, the non-employee director, or his or her beneficiary in the event of death, may exercise any vested options up to 12 months after the date of cessation of service.

The following table sets forth, in summary form, information concerning the compensation that we paid or awarded during the fiscal year ended September 27, 2008 to each of our non-employee directors:

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)(3)(4)	Option Awards ($) (5)(6)(7)	Total ($)
Michael J. Blitzer	85,500	57,000	64,992	207,492
Paul R. Del Rossi	90,000	57,000	22,199	166,199
Herbert J. Kleinberger	124,800	57,000	48,227	225,027
Jennifer C. Salopek	214,500	57,000	35,972	307,472

(1)	Prior to his appointment as our Interim Chief Executive Officer and Chief Financial Officer in July 2008, Mr. Mogil received compensation during the fiscal year ended September 27, 2008 in his capacity as a non-employee director, which is included in the Summary Compensation Table.
(2)	The amounts shown are the compensation costs recognized by us in fiscal 2008 related to grants of restricted stock made during fiscal 2008, as prescribed under Financial Accounting Standard Board Statement No. 123R, or SFAS No. 123R. The amounts were calculated based upon the NASDAQ closing price of our common stock of $19.00 on the date of the grant.
(3)	The following table sets forth the full grant date fair value of each stock award granted in fiscal 2008 that is reported in this column, as calculated under SFAS No. 123R. The amounts were calculated based upon the NASDAQ closing price of our common stock of $19.00 on the date of the grant.

Name	Date of Stock Awards	Number of Shares of Stock Underlying Stock Awards (#)	Grant Date Fair Value of Stock Awards ($)
Michael J. Blitzer	2/13/08	3,000	57,000
Paul R. Del Rossi	2/13/08	3,000	57,000
Herbert J. Kleinberger	2/13/08	3,000	57,000
Jennifer C. Salopek	2/13/08	3,000	57,000

(4)	The aggregate number of shares subject to stock awards as of September 27, 2008 was 3,000 for each of Mr. Blitzer, Mr. Del Rossi, Mr. Kleinberger and Ms. Salopek.
(5)	The amounts shown are the compensation costs recognized by us in fiscal 2008 related to grants of stock options made during fiscal 2008 and in prior years that continued to vest during fiscal 2008, as prescribed under SFAS No. 123R. For a discussion of valuation assumptions, see Note 3, “Stock-Based Compensation,” to our Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended September 27, 2008, as amended on January 26, 2009, or the Form 10-K.

(6)	The following table sets forth the full grant date fair value of each option award granted in fiscal 2008 that is reported in this column, as calculated under SFAS No. 123R. For a discussion of valuation assumptions, see Note 3, “Stock-Based Compensation,” to our Notes to Financial Statements included in the Form 10-K.

Name	Date of Option Awards	Number of Shares of Stock Underlying Options (#)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Option Awards ($)
Michael J. Blitzer	2/13/08	6,500	19.00	35,792
Paul R. Del Rossi	2/13/08	6,500	19.00	35,792
Herbert J. Kleinberger	10/24/07	10,000	14.48	51,508
	2/13/08	6,500	19.00	35,792
Jennifer C. Salopek	2/13/08	6,500	19.00	35,792

(7)	The aggregate number of shares subject to option awards as of September 27, 2008 was 19,500, 19,300, 16,500 and 21,600 for Mr. Blitzer, Mr. Del Rossi, Mr. Kleinberger and Ms. Salopek, respectively.

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

Our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is our preference to avoid related party transactions.

Our Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions for which such approval is required under applicable law, including SEC rules and NASDAQ listing standards. A related party transaction includes any transaction, arrangement or relationship involving an amount that exceeds $120,000 in which Charlotte Russe is a participant and in which any of the following persons has or will have a direct or indirect interest: any executive officer, director, or more than 5% stockholder of Charlotte Russe, including any of their immediate family members, and any entity owned or controlled by such persons.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Code of Business Conduct and Ethics and Code of Ethics for Financial Employees. Under our Code of Business Conduct and Ethics and Code of Ethics for Financial Employees, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest.

CERTAIN TRANSACTIONS

We have entered, and intend to continue to enter, into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Cowen and Company, LLC

555 California Street, 5th Floor

San Francisco, CA 94104

TEL 1 415 646 7200

ANNEX II

August 23, 2009

Special Committee of Independent Directors

of the Board of Directors

- and -

The Board of Directors

Charlotte Russe Holding, Inc.

4645 Morena Boulevard

San Diego, CA 92117

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (the “Company Common Stock”), of Charlotte Russe Holding, Inc. (the “Company”) of the Per Share Consideration (as defined below) to be received by the holders of Company Common Stock pursuant to the terms of that certain Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among Advent CR Holdings, Inc. (“Parent”), a direct wholly owned subsidiary of Parent (“Merger Sub”) and the Company.

As more specifically set forth in the Agreement, and subject to the terms and conditions set forth therein: (a) Merger Sub will make a cash tender offer (as it may be amended from time to time as permitted under the Agreement, the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of the Company Common Stock (including the associated Rights, as defined in the Agreement) at a price per Share of $17.50 net in cash without interest (as such price may be increased pursuant to the Agreement, the “Offer Price”); and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and, at the effective time of the Merger, each Share that has not been tendered and accepted pursuant to the Offer will (except as otherwise provided in the Agreement) be converted into the right to receive an amount in cash per Share equal to the Offer Price without interest (such Merger consideration per Share, together with the Offer Price, being referred to herein as the “Per Share Consideration”).

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company dated March 13, 2009 (the “2009 Engagement Letter”), a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion, which will be credited against the Transaction fee. In the two years preceding the date of this opinion, Cowen has served as exclusive financial advisor to the Company in connection with the Company’s general financial strategy and planning under an engagement letter with the Company dated December 5, 2007, which in the respects summarized in this paragraph remains in effect (the “2007 Engagement Letter”), and we received a fee for such services. Cowen also acted as the Company’s financial advisor and dealer-manager in connection with the Company’s “Dutch Auction” issuer tender offer, completed in April 2008, for which we received a separate fee. Pursuant to the 2007 Engagement Letter, the Company agreed to offer to engage Cowen (or, with the Company’s consent, any of its affiliates) to serve as the Company’s exclusive financial advisor in connection with any “Restructuring Transaction” (as therein defined) that the Company might propose to effect during the term of our engagement under the 2007 Engagement Letter or within twelve months of the termination thereof and, should Cowen be engaged pursuant to such offer, to pay us a fee for such services. In addition, the Company has agreed to reimburse our expenses incurred in connection with, and indemnify us for certain liabilities that may arise out of, our engagements described above.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	the proposed execution version of the Agreement provided to us on August 21, 2009;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data for the Company furnished to Cowen by the management of the Company;

•	certain internal financial analyses, financial forecasts (the “Company Forecasts”), reports and other information concerning the Company, prepared by the management of the Company;

•	First Call estimates (“First Call Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company;

•

discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	the reported price and trading history of the Company Common Stock as compared to the reported price and trading histories of the shares of certain publicly traded companies we deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•	the premium implied by the Per Share Consideration as compared to the premiums paid in transactions involving the acquisitions of certain publicly- traded companies we deemed relevant;

•

based on the Company Forecasts, the unlevered free cash flows expected to be generated by the Company as a stand-alone entity to determine the present value of such cash flows on a discounted basis at various weighted-average costs of capital and exit multiples we deemed appropriate;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Company management as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. We have further assumed that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that the Company Forecasts, and the First Call Estimates and Wall Street Projections utilized in our analyses, provide a reasonable basis for our opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were based. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Parent or any of the Guarantors (as defined in the Agreement) under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion does not address any legal, tax or accounting matters relating to the Agreement or the Transaction, as to which we have assumed that the Company, the Special Committee of Independent Directors (the “Special Committee”) of the Company’s Board of Directors (the “Company Board”) and the Company Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our opinion addresses only the fairness of the

Per Share Consideration, from a financial point of view, to the holders of Company Common Stock. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that the final form of the Agreement will be substantially similar to the proposed execution version reviewed by us in all respects material to our analyses. We have further assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the Per Share Consideration.

It is understood that this letter is intended for the benefit and use of the Special Committee and the Company Board in their respective consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender such holder’s Shares pursuant to the Offer or vote such holder’s Shares with respect to the Merger (should a vote of holders of Shares be required as a condition to the consummation of the Merger) or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Per Share Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

Cowen and Company, LLC

ANNEX III

520 Madison Avenue
New York, New York 10022
TEL: 232.508.1600
FAX: 212.508.1633
info@pjsolomon.com

August 23, 2009

Special Committee of the Board of Directors

Board of Directors

Charlotte Russe Holding, Inc.

4645 Morena Boulevard

San Diego, CA 92117

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness from a financial point of view of the consideration proposed to be received by the holders of Common Stock, par value $0.01 per share (“Company Common Stock”) of Charlotte Russe Holding, Inc., a Delaware corporation (the “Company”) pursuant to the terms of the Agreement and Plan of Merger substantially in the form of the draft dated August 21, 2009 (the “Agreement”), among Advent CR Holdings, Inc., a Delaware corporation (“Parent”), Advent CR, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and the Company. Terms used but not defined herein shall have the meaning assigned to them in the Agreement.

We understand that the Agreement provides for Parent to cause Merger Sub to commence a tender offer (the “Offer”) to purchase all the shares of Company Common Stock, including the associated Rights, issued and outstanding on the terms and subject to the conditions set forth in the Agreement. Following consummation of the Offer, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent. Each share of Company Common Stock that is not tendered and accepted pursuant to the Offer will be cancelled and converted into the right to receive cash in an amount equal to $17.50, which is an amount per share equal to the Offer Price in connection with the Offer, on the terms and subject to the conditions set forth in the Agreement. The Offer, the Merger and the other transactions described in the Agreement are referred to herein as the “Transactions.”

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of the Company;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii) reviewed certain financial projections for the Company prepared by the management of the Company;

(iv) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

(v) reviewed the reported prices and trading activity of the Company Common Stock;

www.pjsolomon.com

III-1

(vi) compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies;

(vii) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transactions;

(viii) participated in certain discussions among representatives of the Company;

(ix) reviewed the Agreement; and

(x) performed such other analyses as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or property of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting or legal effects of the Transactions or the transaction structure on any person or entity.

We have assumed that the final form of the Agreement will be substantially the same as the last draft dated August 21, 2009 reviewed by us. We have also assumed that the Transactions will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration proposed to be received by the holders of Company Common Stock in connection with the Transactions), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on the Company or the contemplated benefits of the Transactions. We have further assumed, to the extent material to our analysis, that all representations and warranties set forth in the Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Agreement will comply with all covenants of such party thereunder.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of August 21, 2009. In particular, we do not express any opinion as to the prices at which shares of Company Common Stock may trade at any future time. Furthermore, our opinion does not address the Company’s underlying business decision to undertake the Transactions, and our opinion does not address the relative merits of the Transactions as compared to any alternative transactions that might be available to the Company. In addition, our opinion does not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise except as expressly identified herein.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion.

This letter is solely for the information of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company and is not on behalf of and is not intended to confer

III-2

rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration to be received by the holders of Company Common Stock pursuant to the Agreement. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not to tender its Company Common Stock in the Offer or how to act on any matter relating to the Transactions.

Based on, and subject to, the foregoing, we are of the opinion that, on the date hereof, the consideration proposed to be received by the holders of Company Common Stock in connection with the Transactions is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

PETER J. SOLOMON COMPANY L.P.

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ANNEX IV

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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